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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                                (Rule 14d-101)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               -----------------

                                  INDIGO N.V.
                           (Name of Subject Company)

                                  INDIGO N.V.
                       (Name of Person Filing Statement)

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                  Common Shares, par value NLG 0.04 per share
                        (Title of Class of Securities)

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                                   N44495104
                     (CUSIP Number of Class of Securities)

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                                 Benzion Landa
                     Chairman and Chief Executive Officer
                                  INDIGO N.V.
                                 5 Limburglaan
                              6221 SH Maastricht
                                The Netherlands
                             (011-31-43-356-5656)
      (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person Filing this Statement)

                               -----------------

                                  Copies to:
                           Dennis J. Friedman, Esq.
                            Barbara L. Becker, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                              New York, NY 10166
                                (212) 351-4000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement" or "Schedule 14D-9") of Indigo N.V., a corporation organized under the laws of The Netherlands (the "Company" or "Indigo"), relates to the offer by Hewlett-Packard Erste Vermogensverwaltungs- und Beteiligungsgesellschaft mbH ("HP Acquisition"), a newly-purchased indirect subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo (the "Common Shares"), not already owned by HP or its affiliates. The exchange offer (the "Exchange Offer") is being made pursuant to an Offer Agreement dated as of September 6, 2001, between Indigo and HP, as amended on February 13, 2002 (as amended except where the context suggests otherwise, the "Offer Agreement"). At the election of each tendering Indigo shareholder subject to the allocation mechanism described in the Offer Agreement, each Common Share will be exchanged for either (i) the fixed offer price (the "Fixed Offer Price") consisting of $7.50 (not more than 0.4494 and not less than 0.3167 shares) in common stock, par value $0.01 per share, of HP (the "HP Common Stock"), or (ii) the contingent offer price (the "Contingent Offer Price") consisting of (A) $6.00 (not more than 0.3595 and not less than
0.2534 shares) in HP Common Stock (the "Contingent Price Exchange Ratio") and
(B) one non-transferable contingent value right (a "CVR"). As described in more detail in the Offer Agreement, each CVR will entitle its holder to a contingent cash payment in 2005 from HP Acquisition, in an amount between $0 and $4.50 to the extent that HP generates between $1.0 billion and $1.6 billion in cumulative net revenue during the three-year post closing period from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the Contingent Value Rights Agreement). The amount paid under each CVR increases linearly from $0 to $4.50 as the cumulative net revenue increases from $1.0 billion to $1.6 billion during the three-year period. No payment in excess of $4.50 will be made under the CVR if the cumulative revenue is greater than $1.6 billion. HP will guarantee the contingent payment obligations of HP Acquisition under the CVRs.

   The right of each Indigo shareholder to receive the form of consideration such shareholder elects is subject to an allocation mechanism. As a result of the allocation mechanism, up to 18% of the Common Shares tendered by an Indigo shareholder may be exchanged for the form of consideration such shareholder does not elect. If an Indigo shareholder elects the Fixed Offer Price, such shareholder may receive the Contingent Offer Price for as much as 18% of the Common Shares that such shareholder tenders. If an Indigo shareholder elects the Contingent Offer Price, such shareholder may receive the Fixed Offer Price for as much as 13.4% of the Common Shares that such shareholder tenders.

   The amount of HP Common Stock to be issued in each case will be determined by dividing $7.50 or $6.00, as the case may be, by the average closing sales price of HP Common Stock on The New York Stock Exchange (the "NYSE") during the twenty consecutive trading days ending on the trading day on which occurs the third most recent closing of the U.S. markets prior to the expiration of the Exchange Offer (the "Average HP Stock Price"). The Average HP Stock Price to be used in such calculation shall not be less than $16.69 or more than $23.68.

   The obligation of HP to complete the Exchange Offer is subject to a number of conditions, including a requirement that the total number of Common Shares validly tendered into the Exchange Offer and not withdrawn, when added to the Common Shares then owned by HP (currently 14,814,814 Common Shares representing approximately 13.4% of the outstanding Common Shares), constitutes at least 95% of Indigo's outstanding Common Shares (including Indigo Common Shares issuable upon exercise of certain warrants).

   The transactions described above are described in more detail in a registration statement on Form S-4 (as amended, the "Registration Statement") that HP has filed with the Securities and Exchange Commission (the "SEC"). HP also filed with the SEC a tender offer statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO") and jointly with Indigo, a transaction statement on Schedule 13E-3 (as amended and supplemented from time to time, the "Schedule 13E-3"), relating to the transactions described above. The terms and the conditions of the Exchange Offer are set forth in the prospectus (the "Prospectus")

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which is a part of the Registration Statement, and in the related Election
Form/Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto. This Schedule 14D-9 is filed on behalf of Indigo.

ITEM 1.  SECURITY AND SUBJECT COMPANY

   The name of the subject company is Indigo N.V., a Dutch corporation (naamloze vennotschap) established under Book 2, Articles 64-69 of the Dutch Civil Code. The address of the principal executive office of Indigo is 5 Limburglaan, 6221 SH Maastricht, The Netherlands. Indigo's telephone number at its principal executive office is 011-31-43-356-5656.

   The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, NLG 0.04 par value per share, of Indigo. As of December 31, 2001, there were 110,680,527 Common Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to an exchange offer disclosed in the Schedule TO of HP and HP Acquisition to acquire each issued and outstanding Common Share not already owned by HP or its affiliates at a price equal to either (i) the Fixed Offer Price or (ii) the Contingent Offer Price, upon the terms and conditions set forth in the Exchange Offer. A copy of the Prospectus and the related Election Form/Letter of Transmittal are incorporated by reference as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii), respectively, to this Statement.

   The Exchange Offer is being made pursuant to the Offer Agreement. The Offer Agreement provides, among other things, that, following the completion of the Exchange Offer, HP intends to effectuate a corporate restructuring of the Company and the Company's subsidiaries, which may include (i) a process for acquiring any Common Shares not owned by HP or HP Acquisition after the Exchange Offer, (ii) the amendment of the Articles of Association of the Company to permit, among other things, the creation of a separate class of shares of the Company, (iii) the distribution of an extraordinary dividend on the Common Shares or a particular class or classes of shares of the Company,
(iv) the sale and transfer by the Company or by any of the Company's subsidiaries to HP or any affiliates of HP, of all or a portion of the assets of the Company or the Company's subsidiaries, (v) a merger of the Company, (vi) the termination of the listing of the Company on the Nasdaq National Market,
(vii) the deregistration of the Company under the Securities Exchange Act of 1934 and the cessation of the Company's obligations thereunder, or (vii) any one or more combinations of any of the foregoing actions. The Offer Agreement further provides that if HP determines, in its sole discretion, to implement such restructuring, the holders of Common Shares who do not exchange their Common Shares in the Exchange Offer will be offered a consideration equivalent to the Fixed Offer Price in any such restructuring.

   The Schedule TO states that the principal offices of HP are located at 3000 Hanover Street, Palo Alto, California 94304, and that the principal offices of HP Acquisition are located at Herrenbergerstr. 140, 71034 Boeblingen, Germany.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   Except as set out in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) HP, HP Acquisition or their respective executive officers, directors or affiliates.

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   Strategic Affiliation Agreement

   HP and the Company have been familiar with each other's businesses for many years. In November 1998, HP entered into a strategic affiliation agreement with Indigo pursuant to which they agreed, among other things, (1) to explore co-development and sales cooperation between Indigo and HP, (2) to identify necessary factors to achieve broad adoption of Indigo's technology and (3) to form a strategic alliance for exploring future products and applications. In September 2000, HP made the equity investment in Indigo described below.

   The Stock Purchase Agreement

   On September 13, 2000, Hewlett-Packard Europe B.V., a wholly-owned subsidiary of HP ("HP Europe"), agreed to purchase 14,814,814 newly issued Common Shares of Indigo pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), between Indigo and HP Europe. In addition, Indigo agreed to grant to HP Europe (1) a warrant (the "Acquisition Warrant") to purchase 14,814,815 Common Shares, at a price of $6.75 per Common Share, upon the acquisition of all or substantially all of the outstanding capital stock of Indigo by HP or any subsidiary of HP, and (2) a warrant (the "Performance Warrant") to purchase up to 12,000,000 Common Shares, at a price of $6.75 per Common Share, upon the delivery by HP of certain revenue to Indigo. For every $100 million of cash revenues generated by HP or any subsidiary of HP and paid to Indigo, the Performance Warrant vests with respect to the right to purchase 2,000,000 Common Shares of Indigo. On October 17, 2000, Indigo issued 14,814,814 Common Shares to HP Europe, as contemplated in the Stock Purchase Agreement and issued the warrants described above. A portion of the proceeds was used by Indigo to redeem Indigo preferred shares. The Common Shares purchased by HP Europe pursuant to the Stock Purchase Agreement, and those issued or issuable upon exercise of the Acquisition Warrant and the Performance Warrant, are subject to a Registration Rights Agreement, dated as of October 17, 2000 (the "Registration Rights Agreement"), by and between HP Europe and Indigo. As of the date of this Statement no rights to purchase Common Shares have vested under the Performance Warrant.

   The references to, and summary and description of, the Stock Purchase Agreement, the Performance Warrant, the Registration Rights Agreement and the Acquisition Warrant are qualified in their entirety by reference to the copies of the Stock Purchase Agreement, the Performance Warrant, the Registration Rights Agreement and the Acquisition Warrant which have been filed as Exhibits 1, 2, 3 and 5, respectively, to the Schedule 13D filed by HP and HP Europe on October 27, 2000 and are incorporated herein by reference.

   The OEM Agreement and the Co-Development Agreement

   On September 13, 2000, in connection with the transactions contemplated by the Stock Purchase Agreement discussed above, HP and Indigo entered into (1) an OEM Agreement (the "OEM Agreement") to establish a commercial relationship to enable the sale of certain of Indigo's products by HP on an OEM basis, and (2) a Co-Development Agreement (the "Co-Development Agreement") for the joint development of future products. HP anticipates terminating or substantially revising these agreements upon the closing of the Exchange Offer.

   Pursuant to the OEM Agreement, HP agreed to select one or more Indigo-manufactured printers that HP will sell on an OEM basis as an HP product. Indigo has granted HP most favored OEM status with respect to prices and payment terms. Indigo warrants the OEM printers and spare parts purchased by HP against defects arising from faulty material or workmanship for a three-month period following receipt by HP. The term of the OEM Agreement expires on December 31, 2003 but is automatically extended for additional three-year periods unless HP gives Indigo 90 days notice of termination.

   The Indigo product which HP initially selected for distribution under the OEM Agreement is similar in configuration to Indigo's Platinum press. HP commenced selling this product in June 2001 as the HP 6600 digital press. In December 2001, Indigo and HP agreed to add several different models of Indigo presses to the products HP could purchase under the OEM Agreement and HP satisfied its prior commitment to purchase 6600 digital

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presses by issuing a purchase order for $5,010,000 for such additional Indigo products in the fourth quarter of 2001.

   Pursuant to the Co-Development Agreement, HP and Indigo agreed to cooperate in the development of a family of low-cost digital color printers. HP agreed to define the technical specifications of such products. HP agreed to focus on the development of the formatter and system, while Indigo agreed to focus on the development of the ink and engine. HP agreed to finance up to $25 million of Indigo's R&D activities related to the project over a three-year period, which funding shall be matched by Indigo. The agreement also provides for the relocation of approximately 10 HP technical experts to Indigo's facilities in Israel. Each party shall have the right to brand and sell such products. Transfer prices for such products shall be based upon a margin sharing formula that varies based upon the branding and mode of sale of the product. The Co-Development Agreement terminates, by its terms, in 2020 (subject to renewal by HP for two additional five-year terms) but can be unilaterally terminated by HP on June 30, 2002 or September 30, 2003.

   Pursuant to the Co-Development Agreement, HP paid Indigo $5,000,000 in December 2000 and an additional $3,750,000 in December 2001. After such payment, HP may determine within ten days of June 30, 2002 whether to continue with the Co-Development Agreement or terminate the agreement. If HP decides to terminate the agreement within such ten day period, HP shall have no obligation to make any further payments under the agreement other than fair "exit charges" payable to Indigo. If HP elects to continue with the Co-Development Agreement, HP will be required to make additional payments under the agreement of $3,750,000 in June 2002 and $12,500,000 in January 2003.

   The Shareholders Agreement

   In connection with the transactions contemplated by the Stock Purchase Agreement, Gemini Systems Corporation N.V. ("Gemini"), Toscal N.V. ("Toscal"), OZF Ltd. ("OZF"), Visionvest Corporation N.V. ("Visionvest"), Walthroup Corporation N.V. ("Walthroup"), Deering Corporation N.V. ("Deering" and together with Gemini, Toscal, OZF, Visionvest and Walthroup, the "LFT Shareholders"), S-C Indigo CV ("S-C" and together with the LFT Shareholders, the "Major Shareholders"), HP Europe, HP and Indigo entered into a Shareholders Agreement, dated as of September 13, 2000 (the "Shareholders Agreement"). The Shareholders Agreement was previously filed as Exhibit 4 to the Schedule 13D filed by HP and HP Europe on October 27, 2000, and is incorporated by reference herein.

   Pursuant to the terms of the Shareholders Agreement, the Common Shares owned by HP Europe may be transferred only pursuant to (1) a registration statement filed with the SEC or (2) any exemption from registration subject to receipt of an opinion by counsel that such transfer is exempt from registration. Under the Shareholders Agreement, Indigo and the Major Shareholders have a right of first refusal or a right of first offer, as applicable, with respect to certain sales by HP Europe, occurring after October 17, 2001 but on or before October 17, 2002, of any of the Common Shares subject to the Shareholders Agreement.

   The Shareholders Agreement also provides HP Europe a right of first refusal. Until the earlier of October 17, 2003 or HP's failure to make certain payments to Indigo under the Co-Development Agreement, if Indigo or the Major Shareholders propose to enter into any agreement with a third party that would prevent HP Europe from purchasing all or substantially all of the assets or all of the outstanding capital stock of Indigo, then HP Europe has the right to enter into a transaction with Indigo or the Major Shareholders, as the case may be, on substantially the same terms proposed with the third party.

   The Shareholders Agreement also provides (i) a right to enable HP Europe to sell its Common Shares along with other major Indigo shareholders under certain circumstances after October 17, 2002, (ii) an obligation requiring HP Europe to sell its Common Shares along with other major shareholders under certain circumstances after October 17, 2004, and (iii) certain anti-dilution rights in favor of HP Europe until October 17, 2003.

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   HP Europe and the Major Shareholders have agreed in the Shareholders
Agreement that, for so long as each of the LFT Shareholders, in the aggregate, and S-C owns 62.5% of the Common Shares held by them as of October 17, 2000, the supervisory board of Indigo (the "Supervisory Board") shall include (1) a designee of HP Europe, (2) two designees of S-C and (3) that number of designees of the LFT Shareholders as represents a majority of the Supervisory Board. Pursuant to the Shareholders Agreement, until the earlier of (1) October 17, 2005 and (2) such time when the LFT Shareholders cease to own, in the aggregate, at least 62.5% of the Common Shares held by them as of October 17, 2000, each of HP Europe and S-C must vote its Common Shares as directed by a majority of the Major Shareholders with respect to any matter except a merger or consolidation of Indigo requiring a vote of Indigo's shareholders under Dutch law, any disposition of assets of Indigo, any change of control of Indigo or any liquidation of Indigo.

   Indigo has granted Dr. Joel Birnbaum, the member of Indigo's Supervisory Board and Combined Board designated by HP Europe pursuant to the Shareholders Agreement, options to purchase 15,000 Common Shares.

   Under the terms of the Shareholders Agreement, if HP Europe transfers any of its Common Shares subject to the Shareholders Agreement to a party other than an affiliate, certain rights of HP Europe lapse, including, but not limited to, the right of first refusal, anti-dilution rights and the right to designate a nominee to the Supervisory Board.

   HP Europe, the Major Shareholders and their respective affiliates are subject, pursuant to the Shareholders Agreement, to customary standstill provisions until October 17, 2003. Such limitations may be waived only by the Supervisory Board or Chief Executive Officer of Indigo. Such limitations have been waived by Benzion Landa, Indigo's Chairman and Chief Executive Officer, in connection with the Exchange Offer.

   The Offer Agreement, the Contingent Value Rights Agreement and the Corporate Guaranty

   On September 6, 2001, Indigo and HP entered into the Offer Agreement. Pursuant to the Offer Agreement, at or prior to the closing of the Exchange Offer, HP Acquisition will enter into a Contingent Value Rights Agreement with a trustee (the "Contingent Value Rights Agreement") in substantially the form attached as Exhibit (e)(2) to this Statement. The contingent payment obligations of HP Acquisition will be guaranteed by HP pursuant to a Corporate Guaranty (the "Corporate Guaranty"), in substantially the form attached as Exhibit (e)(3) to this Statement. The summary of the Offer Agreement, the Contingent Value Rights Agreement and the Corporate Guaranty, and the description of the conditions to the Exchange Offer contained in the Prospectus, which is filed as Exhibit (a)(1)(i) to this Schedule 14D-9 and which is being mailed together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Offer Agreement, the form of Contingent Value Rights Agreement and the form of Corporate Guaranty, which have been filed as Exhibits (e)(1),
(e)(2) and (e)(3), respectively, to this Statement and are incorporated herein by reference.

   The Tender and Option Agreements

   Concurrently with the execution of the Offer Agreement, and as a condition and inducement to HP to enter into the Offer Agreement, each of the LFT Shareholders and HP entered into a Tender and Option Agreement (the "Tender and Option Agreement"). Pursuant to the Tender and Option Agreement, each of the LFT Shareholders has agreed to tender its Common Shares in the Exchange Offer pursuant to, and in accordance with, the Offer Agreement and not to transfer its Common Shares (including any subsequently acquired Common Shares) to any party from the date of the Tender and Option Agreement, unless such party agrees: (i) to execute a counterpart to the Tender and Option Agreement; and
(ii) to hold such Common Shares, or such interest therein, subject to all of the terms and conditions of the Tender and Option Agreement. In addition, pursuant to the Tender and Option Agreements, each of the LFT Shareholders agreed, among other things, that, to the extent that either the Fixed Offer Price or the Contingent Offer Price is oversubscribed, such shareholder will automatically elect to receive the undersubscribed consideration alternative, for up to all of the Common Shares held by such shareholder.

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   Each of the LFT Shareholders has, pursuant to the Tender and Option
Agreement, granted HP an irrevocable and exclusive option (the "Option") to purchase all of the Common Shares of such shareholder at an exercise price equal to the Contingent Price Exchange Ratio (as defined in the Introduction section above). The Option is only exercisable by HP upon such shareholder's breach of its obligations to tender its Common Shares into the Exchange Offer or upon such shareholder's breach of any other material agreement or covenant on the part of such shareholder set forth in the Tender and Option Agreement.

   On November 7, 2001, the Oscar & Zlata Foundation (the "Landa Family Trust") and HP entered into a Tender and Option Agreement (the "Foundation Tender and Option Agreement" and together with the Tender and Option Agreement, the "Tender and Option Agreements"). Pursuant to the Foundation Tender and Option Agreement, the Landa Family Trust agreed to support all the agreements of the LFT Shareholders contained in the Tender and Option Agreement.

   The Tender and Option Agreements will terminate on the earlier of the closing of the Exchange Offer or the termination of the Offer Agreement pursuant to its terms.

   The summary and description of the Tender and Option Agreement and the Foundation Tender and Option Agreement is qualified in its entirety by reference to the Tender and Option Agreement and the Foundation Tender and Option Agreement, which have been filed as Exhibit (e)(4) and Exhibit (e)(5), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

   The Tender Agreements

   Concurrently with the execution of the Offer Agreement, and as a condition and inducement to HP to enter into the Offer Agreement, certain officers, directors and shareholders of Indigo, including Alon Bar-Shany, Dan S. Chill, Mimi Sela, Dilip M. Advani, Rob G.P. Jeurissen, Hans S. Leijdesdorff, Rafi Maor, Richard C.E. Morgan and Tis Prager, entered into Tender Agreements with HP (the "D&O Tender Agreements"), a form of which has been filed as Exhibit
(e)(6) to this Statement. Subsequently, each of Roger Mattalon and Purnendu Chatterjee, two directors of Indigo, and Benzion Landa, the Chairman and Chief Executive Officer of Indigo, also entered into a D&O Tender Agreement with HP.

   Pursuant to the D&O Tender Agreements, each of the Company shareholders who is a party thereto agreed to tender its Common Shares (including any subsequently acquired Common Shares) in the Exchange Offer pursuant to and in accordance with the terms of the Offer Agreement. Each of these shareholders further agreed not to withdraw any of the Common Shares such shareholder tenders unless the Exchange Offer is terminated or has expired. Each of these shareholders also agreed not to transfer its Common Shares to any party from the date of the D&O Tender Agreement, unless such party agrees: (1) to execute a counterpart to the D&O Tender Agreement; and (2) to hold such Common Shares, or such interest therein, subject to all of the terms and conditions of the D&O Tender Agreement.

   The D&O Tender Agreements will terminate on the earlier of the closing of the Exchange Offer or the termination of the Offer Agreement pursuant to its terms.

   In addition, as a condition and inducement to HP to enter into the Offer Agreement, concurrently with the execution of the Offer Agreement, S-C entered into a Tender Agreement with HP (the "S-C Tender Agreement"), a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9. The D&O Tender Agreements and the S-C Tender Agreement are collectively referred to in this Statement as the "Tender Agreements".

   Pursuant to the S-C Tender Agreement, S-C agreed to tender its Common Shares (including any subsequently acquired Common Shares) under the same terms and conditions as the D&O Tender Agreements described above (except for the differences noted below). In addition, S-C agreed, to the extent required under applicable U.S. and foreign laws or regulations, to make any regulatory filings required to be made by S-C with

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respect to the Exchange Offer and the transactions contemplated by the Exchange
Offer. The S-C Tender Agreement will terminate on the earlier of (i) the closing of the Exchange Offer, (ii) the termination of the Offer Agreement pursuant to its terms and (iii) December 30, 2002.

   Together with the LFT Shareholders, the officers, directors and shareholders who are parties to the Tender Agreements or the Tender and Option Agreements, including S-C, held, directly or indirectly, as of December 31, 2001, an aggregate of 72,394,307 Common Shares representing approximately 65.4% of the outstanding Common Shares.

   The summary and description of the Tender Agreements is qualified in its entirety by reference to the form of D&O Tender Agreement and the S-C Tender Agreement, which have been filed as Exhibit (e)(6) and Exhibit (e)(7), respectively, to this Statement and are incorporated herein by reference.

   The Voting Agreements

   Concurrently with the execution of the Offer Agreement, as a condition and inducement to HP to enter into the Offer Agreement (i) S-C entered into a Voting Agreement with HP (the "S-C Voting Agreement"), a copy of which is filed as Exhibit (e)(8) to this Statement, and (ii) each of the LFT Shareholders and certain officers, directors and shareholders of the Company, including Alon Bar-Shany, Dan S. Chill, Mimi Sela, Dilip M. Advani, Rob G.P. Jeurissen, Hans
S. Leijdesdorff, Rafi Maor, Richard C.E. Morgan and Tis Prager, entered into a Voting Agreement with HP (the "LFT and D&O Voting Agreements"), the form of which is filed as Exhibit (e)(9) to this Statement. The S-C Voting Agreement and the LFT and D&O Voting Agreements are together referred as the "Voting Agreements". Subsequently, each of Roger Mattalon and Purnendu Chatterjee, two directors of Indigo, and Benzion Landa, the Chairman and Chief Executive Officer of Indigo, also entered into a LFT and D&O Voting Agreement with HP.

   Pursuant to the Voting Agreements, each of the Company shareholders who is a party thereto agreed, among other things, to vote such shareholder's Common
Shares: (i) in favor of the appointment of the new members of the Company's management board (the "Management Board") and the Supervisory Board as set forth in the Offer Agreement; (ii) in favor of the amendments of the Company's Articles of Association as contemplated by the Offer Agreement; (iii) in favor of the Post-Closing Reorganization of the Company (as defined in the Offer Agreement) and any action required in furtherance thereof, as contemplated by the Offer Agreement; (iv) against certain alternative transactions; and (v) in favor of waiving any notice that may have been or may be required relating to the Exchange Offer or any of the other transactions contemplated by the Offer Agreement, including the Post-Closing Reorganization; provided; however, that pursuant to the Voting Agreements, each of the Company shareholders who is a party thereto also agreed not to transfer such shareholder's Common Shares to any party unless such party agrees: (a) to execute a counterpart to the Voting Agreement and to execute an irrevocable proxy (the "Irrevocable Proxy") substantially in the form set forth as Exhibit A to the Voting Agreement; and
(b) to hold such Common Shares, or such interest therein, subject to all of the terms and conditions of the Voting Agreement. In furtherance of the foregoing, each of the Company shareholders who is a party to one of the Voting Agreements granted HP an Irrevocable Proxy to vote such shareholder's Common Shares as described above.

   On November 7, 2001, the Landa Family Trust and HP entered into a Voting Agreement (the "Foundation Voting Agreement"), a copy of which is filed as Exhibit (e)(10) to this Statement. Pursuant to the Foundation Voting Agreement, the Landa Family Trust agreed to support all the agreements of the LFT Shareholders contained in the LFT and D&O Voting Agreements.

   The Voting Agreements, the Foundation Voting Agreement and the related Irrevocable Proxies will terminate on the earlier of the closing of the Exchange Offer or the termination of the Offer Agreement pursuant to its terms, provided that the S-C Voting Agreement and the Irrevocable Proxy given by S-C will terminate on December 30, 2002 if such date is earlier.

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   As of December 31, 2001, the shareholders who are parties to the Voting
Agreements, including S-C, held an aggregate of 72,394,307 Common Shares representing approximately 65.4% of the outstanding Common Shares.

   The summary and description of the S-C Voting Agreement, the LFT and D&O Voting Agreement and the Foundation Voting Agreement is qualified in its entirety by reference to the S-C Voting Agreement, the form of LFT and D&O Voting Agreement, and the Foundation Voting Agreement which have been filed as Exhibits (e)(8), (e)(9) and (e)(10) respectively, to this Statement and are incorporated herein by reference.

   The Affiliate Agreements

   Concurrently with the execution of the Offer Agreement, and as a condition and inducement to HP to enter into the Offer Agreement, each of the LFT Shareholders entered into an Affiliate Agreement with HP (the "Affiliate Agreements"). Subsequently, each of Tis Prager, Benzion Landa and the Landa Family Trust also entered into an Affiliate Agreement with HP. Pursuant to the Affiliate Agreements, each of the LFT Shareholders acknowledged that it may be deemed an affiliate of Indigo for purposes of Rule 145, promulgated under the Securities Act of 1933 and each of the LFT Shareholders agreed not to sell, transfer, or otherwise dispose of any HP Common Stock or CVR issued to such shareholder of the Company pursuant to the Exchange Offer unless (i) such sale, transfer or disposition is made in conformity with the requirements of Rule 145(d) promulgated under Securities Act of 1933, or (ii) such shareholder delivers a written opinion of counsel that such sale, transfer or disposition is otherwise exempt from registration under the Securities Act of 1933.

   The summary and description of the Affiliate Agreements is qualified in its entirety by reference to the form of Affiliate Agreement, which has been filed as Exhibit (e)(11) to this Statement and is incorporated herein by reference.

   The Consulting Agreement

   Concurrently with the execution of the Offer Agreement, Benzion Landa, Indigo's Chairman and Chief Executive Officer, entered into a Consulting Agreement with HP (the "Consulting Agreement"), a copy of which is filed as Exhibit (e)(12).

   Pursuant to the Consulting Agreement, which becomes effective upon the closing of the Exchange Offer, Mr. Landa will be appointed to the position of Strategic Advisor to the HP Chief Executive Officer and may, among other things, advise HP regarding (1) identification of technical synergies and business opportunities both within HP and outside HP, (2) integration of Indigo's business into the operations of HP and (3) strategic planning and tactics regarding printing and imaging products and markets. Under the Consulting Agreement, Mr. Landa will not be compensated by HP, except that HP will provide Mr. Landa with a private laboratory at Indigo's business facilities, technical support of up to two full-time laboratory engineers, as well as office space and secretarial support, all of which will be available for Mr. Landa's personal use or his consulting services, and that Mr. Landa will be reimbursed for all reasonable travel, entertainment or other expenses incurred in connection with his consulting services. Under the terms of the Consulting Agreement, Mr. Landa is free to determine the level of effort and time that he wants to devote as a consultant to HP and therefore is not obligated to provide any minimum amount of consulting services. The Consulting Agreement may be terminated with or without cause by either party upon 60 days notice after the second anniversary of the closing of the Exchange Offer.

   The summary and description of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement, which has been filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

   Indigo Stock Options

   The Offer Agreement provides that, at the closing of the Exchange Offer, HP shall take all actions necessary to convert each outstanding option to purchase Common Shares (each, an "Indigo Stock Option" and,

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

collectively, the "Indigo Stock Options") that is outstanding immediately prior to the closing of the Exchange Offer into a stock option to purchase the HP Common Stock with substantially equal value and substantially equivalent provisions as the Indigo Stock Options (each an "HP Stock Option" and collectively the "HP Stock Options").

   Subject to local laws, pursuant to the Offer Agreement (and as determined by HP with respect to Indigo Stock Options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code) each Indigo Stock Option that is converted into HP Stock Option (1) shall be exercisable for, and represent the right to acquire, that number of shares of HP Common Stock, (rounded down to the nearest whole share in the case of Indigo Stock Option intended to qualify as incentive stock options, under Section 422 of the Internal Revenue Code, and rounded up to the nearest whole share in the case of other Indigo Stock Options), equal to (A) the number of Common Shares subject to such Indigo Stock Option in effect immediately prior to the closing of the Exchange Offer multiplied by (B) the exchange ratio applicable to the Common Shares exchanged for the Fixed Offer Price; and (2) shall have an exercise price per share of HP Common Stock equal to (A) the exercise price per Common Share subject to such Indigo Stock Option in effect immediately prior to the closing of the Exchange Offer divided by (B) the exchange ratio applicable to the Common Shares exchanged for the Fixed Offer Price (rounded up to the nearest whole cent in the case of Indigo Stock Options intended to qualify as incentive stock options, under Section 422 of the Internal Revenue Code, and rounded down the nearest whole cent in the case of other Indigo Stock Options).

   Pursuant to the Offer Agreement, Indigo agreed to use commercially reasonable efforts, to the extent HP provides funding for such activity, to repurchase (subject to the terms and condition of the stock option agreement and applicable stock option plan) prior to the closing of the Exchange Offer, each Indigo Stock Option that is outstanding and held by an optionee who is not an employee of Indigo or any of its subsidiaries.

   If necessary, HP has agreed (1) to file a registration statement on Form S-8, with respect to the shares of HP Common Stock issuable with respect to the HP Stock Options no later than one business day after the completion of the Exchange Offer, (2) to use commercially reasonable efforts to cause all such shares of HP Common Stock to be listed on the NYSE and the Pacific Exchange and
(3) to authorize issuance of and reserve an adequate number of shares equal to the number of shares of HP Common Stock issuable under all such HP Stock Options. The Offer Agreement also provides that each of the Company option plans and agreements shall be amended, to the extent necessary, to reflect the transactions contemplated by the Offer Agreement.

   Company Warrants

   Pursuant to the Offer Agreement, Indigo agreed to request that all holders of warrants to purchase Common Shares (the "Company Warrants") exercise the Company Warrants prior to the closing of the Exchange Offer. The Offer Agreement provides that as of the effective time of a Post-Closing Reorganization of the Company (as defined in the Offer Agreement), if any, satisfying the applicable provisions of the Company Warrants covering mergers, consolidations and/or other similar transactions, each remaining outstanding Company Warrant shall cease to represent a right to acquire Common Shares and shall be converted automatically into a warrant to purchase either shares of HP Common Stock based on the Fixed Offer Price or, to the extent the holder thereof makes an effective written election prior to the closing of the Exchange Offer, shares of HP Common Stock and CVRs based on the Contingent Offer Price (each a "New HP Warrant" and collectively, the "New HP Warrants"). The Offer Agreement provides that each Company Warrant so substituted by HP shall be subject to, and exercisable upon, the same terms and conditions as under the applicable Company Warrant and the applicable warrant agreement related thereto, except that each substituted Company Warrant shall be exercisable for, and represent the right to acquire, either (1) (A) that number of shares of HP Common Stock (rounded to the nearest whole share) equal to (x) the number of Common Shares subject to such Company Warrant in effect immediately prior to the closing of the Exchange Offer multiplied by (y) the exchange ratio applicable to the Common Shares exchanged for the Fixed Offer Price; and (B) the exercise price per share of HP Common Stock subject to such substituted Company Warrant shall be an amount equal to (x) the exercise price per Common

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Share subject to such Company Warrant in effect immediately prior to the closing of the Exchange Offer divided by (ii) the exchange ratio applicable to the Common Shares exchanged for the Fixed Offer Price (rounded up to the nearest whole cent); or to the extent the holder thereof makes an elective written election prior to the closing of the Exchange Offer (2) (A) a number of units equal to the number of Common Shares subject to such Company Warrant in effect immediately prior to the date HP initially accepts for payment Common Shares tendered into the Exchange Offer, each such unit comprised of that number of shares of HP Common Stock and CVRs equal to the Contingent Offer Price and (B) the exercise price per such unit subject to such substituted Company Warrant shall be an amount equal to the exercise price per Common Share subject to such Company Warrant in effect immediately prior to the date HP initially accepts for payment Common Shares tendered into the Exchange Offer.

   Pursuant to the Offer Agreement, if and to the extent necessary or required by the terms of the Company Warrants, each of HP and the Company has agreed to request the consent of each holder of outstanding Company Warrants to the foregoing treatment of such Company Warrants. The Company is also required to provide any notice to warrantholders required under the term of each Company Warrant in connection with the Exchange Offer.

   Employee Stock Purchase Plans

   Indigo's employee stock purchase plans permit eligible Indigo employees to purchase Common Shares at a discount pursuant to such employees' participation in the relevant Indigo employee stock purchase plan. Prior to the closing of the Exchange Offer, the Indigo employee stock purchase plans will be terminated pursuant to the terms of such plans. Indigo agreed to take all actions that are necessary to effect the foregoing. After the closing of the Exchange Offer, eligible employees of Indigo may participate in the next purchase period of HP's 2000 Employee Stock Purchase Plan as soon as administratively practicable, as determined by HP. In the event that HP determines that participation of eligible employees of Indigo is not administratively practicable in the May 1, 2002 purchase period of HP's 2000 Employee Stock Purchase Plan, eligible Indigo employees will have the right to participate in HP's phantom employee stock purchase plan in lieu of HP's 2000 Employee Stock Purchase Plan.

   Directors and Officer Liability

   The Offer Agreement provides that from and after the closing of the Exchange Offer, HP will indemnify, defend and hold harmless the Company's officers and directors, to the fullest extent provided under the Company's Articles of Association, any indemnification agreements and applicable law, until the sixth anniversary of the closing of the Exchange Offer, for all claims arising at or prior to the closing of the Exchange Offer made against such officers or directors in their capacities as such.

   Acceleration of Indigo Stock Options

   The Offer Agreement provides that all unvested Indigo Stock Options held by members of the Management Board and the Supervisory Board (the "Combined Board") who resign effective upon the closing of the Exchange Offer shall become fully vested as of the closing of the Exchange Offer. As of December 31, 2001, unvested Indigo Stock Options to purchase approximately 169,500 Common Shares were held by the members of the Combined Board (including options to purchase 15,000 Common Shares held by Dr. Joel Birnbaum, the member of Indigo's Supervisory Board and Combined Board designated by HP Europe). Pursuant to the Offer Agreement, Indigo agreed to use its commercially reasonable efforts to secure the resignation of all the current members of the Combined Board.

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

   Termination of Chief Executive Officer Employment Agreement

   Upon the closing of the Exchange Offer, the positions of Chairman and Chief Executive Officer of Indigo, presently held by Mr. Landa, will no longer be available with their current responsibilities. Therefore, at the closing of the Exchange Offer, the employment of Mr. Landa will terminate and Mr. Landa will receive a $2.5 million cash payment in settlement of payments due to him under his employment relationship with Indigo. As described above in the section entitled "The Consulting Agreement" of this Item 3, after the closing of the Exchange Offer, Mr. Landa will be engaged by HP as Strategic Advisor to HP's Chief Executive Officer.

   Severance Arrangements and Employment Arrangements for Indigo's Executive Officers

   Upon the closing of the Exchange Offer, three other Indigo executive officers, Mr. Rafi Maor, Indigo's President and Chief Operating Officer; Mr. Alon Bar-Shany, Indigo's Chief Financial Officer; and Ms. Mimi Sela, Indigo's Corporate Vice President of Strategic Alliances, will have employment arrangements with HP which will entitle them to receive severance and retention payments under certain circumstances, as well as equity incentive compensation as summarized below. In addition, the closing of the Exchange Offer will trigger the full acceleration of all unvested Indigo Stock Options held by Mr. Maor to purchase approximately 284,500 Indigo Common Shares.

  . Mr. Maor. At the closing of the Exchange Offer, Mr. Maor will be employed by HP pursuant to the terms of HP's recently executed employment agreement with him. Under the employment agreement, Mr. Maor or his heirs shall be entitled to receive a cash payment of $860,000 (24 times his monthly salary under the employment agreement) if he continues to be employed by HP for three years or if he is terminated beforehand without cause or as a result of his death. If Mr. Maor's employment under the agreement continues for more than three years, he will be entitled to receive an additional cash payment of $215,000 (six times his monthly salary under the employment agreement) upon his subsequent resignation or termination. Mr. Maor also will be granted an option to purchase 75,000 shares of HP Common Stock at an exercise price equal to 75% of the fair market value on the date of the grant. Subject to Mr. Maor's continued employment with HP, the shares covered under such option grant shall be fully exercisable upon the third anniversary of the closing of the Exchange Offer or his death.

  . Mr. Bar-Shany. At the closing of the Exchange Offer, Mr. Bar-Shany will be employed by HP. The terms of his employment agreement, which are presently being negotiated by HP, are expected to include a three-year term and to provide that upon the earlier of the completion of his employment term or termination by HP without cause, he will be entitled to receive a payment equal to 24 times his expected monthly base salary for an approximate total of $560,000 and accelerated vesting of all unvested stock options. If Mr. Bar-Shany's employment with HP continues for more than three years, and he is subsequently terminated by HP without cause, it is expected he will be entitled to receive an additional cash payment of $140,000 (6 times his expected monthly base salary). In addition, it is expected that Mr. Bar-Shany also will be granted an option to purchase 50,000 shares of HP Common Stock at an exercise price equal to 75% of the fair market value on the date of the grant and that, subject to Mr. Bar-Shany's continued employment with HP, the shares covered under such option grant shall be fully exercisable upon the third anniversary of the closing of the Exchange Offer or his death.

  . Ms. Sela. At the closing of the Exchange Offer, Ms. Sela will continue to be employed by HP. The terms of her employment agreement, which are presently being negotiated by HP, are expected to include a one-year to three-year term and to provide that upon the earlier of the completion of the first year of such term or termination by HP without cause, she will be entitled to receive a payment equal to approximately 24 times her expected monthly base salary for an approximate total of $360,000 and accelerated vesting of all unvested stock options.

   The aggregate amount of the cash severance and retention payments for these three executive officers, if paid in full, will total approximately $2,135,000.

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

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

   (a) Recommendation of the Boards

   After careful consideration, and in the light of the factors described under paragraph (b)(ii) of this Item 4 "The Solicitation or Recommendation--Reasons for the Recommendation of the Boards," at a meeting held on September 5, 2001, the Management Board, including Mr. Landa, the Supervisory Board and the Combined Board, including Mr. Landa but excluding Dr. Joel S. Birnbaum, a member of the Supervisory Board of Indigo designated by HP, determined separately and unanimously that the Offer Agreement and the Exchange Offer are at a price and terms that are favorable and fair to, and in the best interests of, Indigo and its affiliated and unaffiliated shareholders.

   At this meeting, the Management Board, including Mr. Landa, the Supervisory Board and the Combined Board, including Mr. Landa but excluding Dr. Birnbaum, separately and unanimously approved the Offer Agreement and the transactions contemplated by the Offer Agreement and resolved to recommend to the Company shareholders that they (a) accept the Exchange Offer, (b) tender their Common Shares to HP and (c) vote at a duly convened extraordinary meeting of the Company's shareholders in favor of (i) the appointment of new members of the Management Board and Supervisory Board in accordance with the designation of HP and (ii) the adoption of amended Articles of Association of the Company in the form attached to the Offer Agreement. The Management Board, the Supervisory Board and the Combined Board also separately and unanimously resolved that the resolutions taken at the September 5, 2001 meeting constitute approval for purposes of certain standstill provisions contained in the Shareholders Agreement dated September 13, 2000, among the Company, HP and certain other shareholders of the Company.

   The Management Board, including Mr. Landa, and the Supervisory Board and the Combined Board, including Mr. Landa but excluding Dr. Birnbaum, separately and unanimously recommend that the shareholders of Indigo accept the Exchange Offer and tender their Common Shares in the Exchange Offer.

   Neither the Management Board, nor the Supervisory Board, nor the Combined Board makes any recommendation as to whether the Company shareholders should elect to receive the Fixed Offer Price or the Contingent Offer Price.

   A press release announcing the execution of the Offer Agreement is filed as Exhibit (a)(2)(iii) to this Statement and is incorporated herein by reference.

   (b) (i) Background of the Exchange Offer; Contacts with HP

   The Offer Agreement and the terms and conditions of the Exchange Offer are the results of negotiations between representatives of HP and representatives of Indigo. The following summary describes the background of these negotiations.

   HP and Indigo have been familiar with each other's businesses for many years, and, in November 1998, HP and Indigo entered into a strategic affiliation agreement providing for, among other things, the exploration of the development and sale of certain digital color printing products combining HP's and Indigo's respective technologies as more fully described in Item 3 above.

   At various times over the past three years, senior executives of HP and Indigo discussed the possibility of entering into a more extensive strategic relationship involving the two companies. In the fall of 1998, HP explored strategic alternatives with Indigo but no action was taken. In January 2000, HP and Indigo held meetings and Indigo suggested that HP consider a more formal strategic relationship, including a potential business combination, as a means for HP to penetrate the high-end digital printing market. In the spring of 2000,

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

Indigo and HP again held discussions regarding a possible business combination and engaged in various levels of analysis regarding such a combination. However, the parties could not agree as to pricing. During this period, Indigo also held discussions with other competitors of Indigo to consider possible business combinations or other strategic alternatives. Indigo's Combined Board considered each of these options as well as the prospect of continuing to operate Indigo as an independent publicly-traded company and determined that the value to Indigo's shareholders from each of these other strategic alternative options would be less than the likely value that would be realized by continuing to operate Indigo independently. Therefore, Indigo determined to continue operations as a stand-alone entity.

   During the various occasions on which business combination discussions were held between HP and Indigo, the parties could not reach preliminary agreement on the valuation of Indigo. Since the parties were unable to reach an agreement on valuation, they did not believe that it would be productive to take further action with respect to these business combination discussions. The primary reason behind the parties' disagreement on the valuation of Indigo was based on the fact that Indigo had maintained the belief that its products would gain more acceptance in the near term and HP had not been willing to increase its valuation of Indigo based on the projected increase in future sales. Although other strategic alternatives had been considered, Indigo had been unable to find other suitors that would pay a price Indigo believed was justified by its own projections of future growth.

   In September 2000, HP and Indigo entered into a commercial relationship providing for (1) HP's sale of specified digital color printing products on an OEM basis pursuant to the OEM Agreement; and (2) the co-development by HP and Indigo of future digital color printing systems and products pursuant to the Co-Development Agreement. In connection with the September 2000 commercial relationship, HP Europe, a subsidiary of HP, purchased 14,814,814 Common Shares for an aggregate purchase price of approximately $100 million and received a performance warrant to purchase up to 12,000,000 Indigo Common Shares at an exercise price of $6.75 per share exercisable in tranches of 2,000,000 shares for each $100 million of cash paid by HP to Indigo under the commercial agreements and an acquisition warrant to purchase 14,814,815 Indigo common shares at an exercise price of $6.75 per share upon the acquisition of Indigo by HP or one of HP's subsidiaries. In connection with the September 2000 commercial relationship, HP, HP Europe, Gemini, Toscal, OZF, Visionvest, Walthroup, Deering, S-C and Indigo also entered into the Shareholders Agreement dated as of September 13, 2000. Pursuant to the Shareholders Agreement, HP Europe agreed that prior to October 17, 2002 neither it nor any of its affiliates, including HP, would directly or indirectly acquire, announce an intention to acquire, offer, seek, or propose to acquire any Common Shares or other voting securities of Indigo, except at the invitation of the Chief Executive Officer or the Supervisory Board of Indigo. The September 2000 transactions between HP and Indigo are more fully described under Item 3 "Past Contacts, Transactions, Negotiations and Agreements" of this Schedule 14D-9.

   Between September 2000 and May 2001, both parties directed their efforts towards performing their obligations under the terms of the Co-Development Agreement and the OEM Agreement. However, as time progressed, it became evident that some aspects of the agreements should be revisited with a view to adapting them to more readily meet the strategic needs of the companies.

   In March 2001, representatives of HP, including Mr. William P. McGlynn, Vice President and General Manager, Digital Publishing Solutions, and Mr. Landa held discussions regarding the existing agreements and the relationships between HP and Indigo. A discussion ensued among the parties regarding a potential acquisition of Indigo by HP as well as a re-negotiation of the existing agreements.

   In April 2001, following a meeting of the Combined Board of Indigo, Mr. Landa informed HP that the Combined Board had rejected the concept of a potential acquisition of Indigo by HP.

   On May 30, 2001 and May 31, 2001, representatives of HP and Indigo, including Mr. Landa, met in San Diego, California, to discuss the existing agreements and the relationship between HP and Indigo. A discussion ensued among the parties regarding a potential acquisition of Indigo by HP.

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

   From June 19, 2001 through June 21, 2001, representatives of HP and Indigo, including Mr. Landa, met in New York, New York, to discuss further the possibility of an acquisition of Indigo by HP. At these meetings, the parties discussed the business, strategy and integration issues that would be involved in any acquisition of Indigo by HP.

   On July 11, 2001, a teleconference was held between representatives of HP and representatives of Gleacher & Co. LLC, Indigo's financial advisor ("Gleacher"). Gleacher had been formally engaged by Indigo on August 3, 2000 to act as Indigo's financial advisor in connection with the September 2000 transactions between HP and Indigo and in connection with any future business combination transaction involving Indigo. In late May 2001, Indigo had requested that Gleacher again become involved in connection with seeking a proposed business combination transaction involving Indigo.

   On July 20, 2001, the full HP board of directors met and discussed a potential business combination with Indigo. The HP board of directors authorized HP's management to continue its discussions with Indigo.

   On July 23, 2001, Mr. John D. Brennan, HP's Vice President of Strategy and Corporate Development, had a telephone conversation with Mr. Landa. As required under the Shareholders Agreement dated as of September 13, 2000, Mr. Brennan confirmed that Mr. Landa, in his capacity as the Chief Executive Officer of Indigo, was inviting HP to make a proposal regarding a potential business combination between HP and Indigo. Mr. Brennan then outlined to Mr. Landa the terms of the non-binding proposal by HP to acquire Indigo. Messrs. Brennan and Landa did not engage in any further discussions regarding the non-binding proposal presented by Mr. Brennan at that time. Following the telephone conversation, Mr. Brennan sent Mr. Landa a letter summarizing HP's non-binding proposal. Terms of that proposal included consideration for each Common Share comprised of $6.75 in HP Common Stock and CVRs providing for up to $2.25 of additional consideration upon the achievement of certain revenue goals by Indigo after the closing of the transaction. Terms of this proposal included an exchange offer structure, which HP proposed as the most practicable structure for the transaction under Dutch law.

   On July 25, 2001, Indigo's Combined Board conducted its quarterly meeting and discussed, among other matters, the terms of HP's proposal. The Combined Board concluded that a higher proportion of the aggregate consideration should be in the form of HP Common Stock payable at the closing and a smaller portion attributable to the CVR component. Dr. Joel S. Birnbaum, a member of the Supervisory Board of Indigo designated by HP, did not attend or participate in this meeting or any other Indigo board meeting since his election on January 24, 2001 other than one meeting on April 30, 2001.

   On July 26, 2001, a teleconference to discuss HP's non-binding proposal was held between representatives of HP, HP's outside counsel, Wilson Sonsini Goodrich & Rosati, Indigo's outside counsel, Gibson, Dunn & Crutcher, ("Gibson Dunn"), and Gleacher. The Indigo representatives reviewed with HP the results of Indigo's Combined Board meeting of the previous day, including the Combined Board's conclusion that a higher proportion of the aggregate consideration should be in the form of HP Common Stock payable at the closing and a smaller portion attributable to the CVR component. Specifically, the Indigo boards authorized a counterproposal consisting of $7.50 of HP Common Stock payable at closing with a CVR providing for up to $1.50 of additional consideration, a ratio of up-front consideration to CVR of 5 to 1. A discussion ensued among the parties on the call, with no resolution reached as to the pricing of the possible transaction.

   On July 27, 2001, Mr. Landa telephoned Mr. McGlynn to clarify the terms of HP's non-binding proposal. Mr. Landa reiterated to Mr. McGlynn the conclusion of Indigo's Combined Board that a higher proportion of the aggregate consideration should be in the form of HP Common Stock payable at the closing and a smaller portion attributable to the CVR component.

   On July 27, 2001, a teleconference to discuss HP's non-binding proposal was held between Mr. Landa and representatives of HP. Mr. Landa reiterated to HP that a higher proportion of the aggregate consideration should be in the form of HP Common Stock payable at the closing and a smaller portion attributable to the CVR component. No resolution was reached as to the pricing of the possible transaction.

   On July 30, 2001, a teleconference to discuss the pricing of the possible transaction was held between representatives of HP, Wilson Sonsini Goodrich & Rosati, Gibson Dunn, and Gleacher. A discussion ensued among the parties on the call, with no resolution reached as to the pricing of the possible transaction.

   On July 31, 2001, a teleconference to further discuss the pricing of the possible transaction was held between representative of HP, including Mr. Brennan, HP's and Indigo's respective legal counsel and Gleacher. Mr. Brennan reviewed the terms of HP's written proposal with Indigo's representatives. A discussion ensued among the parties on the call, with no resolution reached as to the pricing of the possible transaction.

   On August 8, 2001, a telephone conference to further discuss the pricing of the possible transaction was held between representatives of HP, Gibson Dunn and Gleacher. During the call, representatives of HP indicated that HP would consider a modification to the structure of its proposal, provided that the aggregate amount of up-front and contingent consideration was not changed. A discussion ensued among the parties on the call, with no resolution reached as to the pricing of the possible transaction.

   On August 9, 2001, Mr. Landa and Mr. McGlynn had a telephone conversation in which Mr. Landa indicated that Indigo was willing to discuss a structure in which Indigo shareholders could elect between receiving solely HP Common Stock or a combination of HP Common Stock and CVRs. No resolution as to the structure of the possible transaction was reached.

   On August 10, 2001, Mr. Brennan and Mr. Landa had a telephone conversation in which Mr. Landa proposed a structure in which the holders of fifty percent of Indigo Common Shares would receive a combination of HP Common Stock and CVRs, and the holders of fifty percent of Indigo Common Shares would receive solely HP Common Stock. Subject to obtaining the necessary corporate approvals and resolution of remaining issues, Mr. Landa and Mr. Brennan agreed to continue discussions based on this pricing structure.

   The consideration election structure was devised in order to meet the goals of both parties. Because HP wished to limit the aggregate amount of up-front consideration in HP Common Stock issuable to Indigo shareholders at the closing of this transaction, Indigo proposed a structure in which the Indigo shareholders would be offered a choice between electing (1) to receive the entire consideration for each Indigo Common Share in $7.50 worth of HP Common Stock at the closing, with no contingent right to share in the potential future success of the combined Indigo business, or (2) to receive $6.00 in HP Common Stock at the closing but have the opportunity to share the benefits from potential future success of the combined Indigo business. This structure would give Indigo shareholders the ability to make a choice between the two consideration alternatives based upon their individual preferences and meet HP's requirement that the aggregate amounts of up-front and contingent consideration as proposed by HP remain unchanged. Also, given the willingness of the Landa Family Trust and the entities directly or indirectly owned by the Landa Family Trust to receive the undersubscribed consideration, each shareholder other than the Landa Family Trust was assured that he or she would receive at least 82% of the preferred choice of consideration.

   From August 14, 2001 through August 16, 2001, several meetings between representatives of HP and Indigo were held at HP's corporate offices in Palo Alto, California to discuss, among other things, the proposed business strategy and operational structure of Indigo in light of the proposed transaction.

   On August 15, 2001, a teleconference to initiate due diligence in connection with the proposed transaction was held between representatives of HP, Indigo, Gibson Dunn and Gleacher. A discussion among the parties ensued regarding the due diligence process.

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

   On August 22, 2001, a teleconference to discuss open issues regarding the proposed transaction was held between representatives of HP, Indigo, their respective legal counsel and Gleacher. A discussion among the parties ensued regarding the structure of the proposed transaction.

   On August 24, 2001, Mr. Brennan and Mr. Chris Robell, HP's Strategy and Corporate Development Director, met at the San Francisco International Airport with Mr. Landa and Mr. Alon Bar-Shany, Indigo's Chief Financial Officer, to further discuss the structure of the proposed transaction.

   On August 27, 2001, HP and Wilson Sonsini Goodrich & Rosati circulated an initial draft of the offer agreement, together with initial drafts of the Voting Agreements, Tender Agreements, Tender and Option Agreement, and Affiliate Agreements, to Indigo and Gibson Dunn.

   On August 28, 2001, HP and Wilson Sonsini Goodrich & Rosati circulated an initial draft of the form of Contingent Value Rights Agreement to Indigo and Gibson Dunn.

   On August 29, 2001, Gibson Dunn prepared and sent to Wilson Sonsini Goodrich & Rosati Indigo's comments to the initial draft of the Offer Agreement, the form of Contingent Value Rights Agreement and the other related agreements. HP and Indigo continued to negotiate the terms of the Offer Agreement, the form of Contingent Value Rights Agreement and the related agreements from this date through September 6, 2001, the date the definitive Offer Agreement was executed.

   On August 30, 2001, HP and Indigo entered into a Confidential Disclosure Agreement, which superceded an earlier non-disclosure agreement between the parties and which had expired.

   From August 30, 2001 to August 31, 2001, representatives of HP and Indigo, their respective legal counsel and Gleacher met at the offices of Wilson Sonsini Goodrich & Rosati in Palo Alto, California to continue negotiations on all agreements.

   On August 31, 2001, Mr. Landa met with Carleton S. Fiorina, Chairman of the Board, President and Chief Executive Officer of HP, and Vyomesh Joshi, President of HP's Imaging and Printing Systems, to discuss the structure of the CVRs.

   On August 31, 2001, the HP board of directors authorized HP to acquire all the outstanding Indigo Common Shares by way of an exchange offer.

   From September 3, 2001 through September 6, 2001, representatives of HP and Indigo, their respective legal counsel and Gleacher met at the offices of Wilson Sonsini Goodrich & Rosati in Palo Alto, California to continue negotiations on all agreements. On September 4, 2001, the parties discussed the announcement of the merger agreement entered into by HP and Compaq. The parties continued to negotiate the terms of the agreements.

   On September 4, 2001, the Management Board, the Supervisory Board and the Combined Board of Indigo met to consider the terms of the exchange offer. At the meeting, representatives of Gleacher summarized the terms of the exchange offer. Representatives from Gibson Dunn reviewed and explained the terms of the drafts of the exchange offer documents that had been previously distributed to the members of the Management Board, the Supervisory Board and the Combined Board. Dr. Birnbaum did not attend or participate in this meeting.

   On September 5, 2001, the Management Board, the Supervisory Board and the Combined Board met again to consider the terms of the exchange offer. A copy of a memorandum had been sent previously to each member of the boards summarizing the terms of the latest drafts of the exchange offer agreement. Representatives of Gibson Dunn reviewed with the boards and discussed in detail the provisions of the exchange offer documents. Representatives of Gleacher provided a detailed review of a document that had been distributed to each of the members of the Combined Board prior to the meeting and that outlined the terms of the exchange offer. Based on that document, Gleacher rendered its oral opinion that, as of that date and based upon and subject to the matters set forth in Gleacher's written opinion, the aggregate consideration to be offered to the holders of Indigo Common Shares was fair, from a financial point of view, to the holders of Indigo Common Shares, other than HP and its affiliates. Gleacher expressed no opinion as to the fairness of either the fixed price consideration or the contingent price consideration separately. Each of the Supervisory Board, the Management Board and the Combined Board, acting without Dr. Birnbaum, separately and unanimously approved the Offer Agreement and the transactions contemplated thereby.

   On September 5, 2001, the executive committee of HP's board of directors, pursuant to authority delegated to it by HP's board of directors, approved the exchange offer.

   On September 6, 2001, upon completion of all negotiations and finalization of all agreements, HP and Indigo executed and delivered the Offer Agreement, the applicable parties signed the related agreements, and HP and Indigo issued a joint press release announcing the transaction.

   (b) (ii) Reasons for the Recommendation of the Indigo Boards

   In approving the Offer Agreement and the transactions contemplated thereby, and recommending that all affiliated and unaffiliated shareholders of Indigo tender their Common Shares pursuant to the Exchange Offer, the Management Board, the Supervisory Board and the Combined Board of Indigo, excluding Dr. Birnbaum, considered a number of factors in favor of recommending the acceptance of the Exchange Offer, including the following:

  . The current financial condition and results of operations, as well as the prospects and future strategy, of Indigo, including the risks involved in achieving those prospects and objectives without a well-financed, strategically placed parent company such as HP. The boards of Indigo, in their deliberations, focused on the current and expected trends in the digital printing market and in the printing industry generally. In particular, the Indigo boards were concerned that two of Indigo's larger competitors, both of which are better financed and possess greater marketing prowess than Indigo, were introducing new digital high-speed printers which, if successful, could greatly impair the growth of Indigo's business. The current financial condition and results of operations, as well as Indigo's position as one of the industry leaders in commercial printing, led the boards to believe that Indigo could continue to operate successfully as an independent publicly-traded company. However, the boards also believed that the risks involved in attempting to continue to operate Indigo independently without a well-financed, strategically placed parent company outweighed the benefits of operating the Indigo business with an established business partner such as HP and that the consideration offered in the Exchange Offer is a superior alternative to the Indigo shareholders to continuing to operate Indigo independently in light of the uncertainty inherent in forecasting future market conditions and trends. As indicated above, the Indigo boards were most concerned about new products that were introduced by its competitors in 2001 and were concerned as to how those introductions could impact Indigo's ability to grow its revenue.

  . The facts that pursuant to the Offer Agreement (1) the holders of Common Stock can elect either to participate in the potential success of Indigo business by electing the Contingent Offer Price consisting of $6.00, subject to adjustment, in HP Common Stock and a CVR or to choose the Fixed Offer Price of $7.50, subject to adjustment, in HP Common Stock and (2) if a holder of Common Stock wished to elect one or the other offer price option, such election would be honored as much as possible because, pursuant to the Tender and Option Agreement, entities directly or indirectly owned by a foundation, the Landa Family Trust, of which Benzion Landa, Indigo's Chairman and Chief Executive Officer, is a beneficiary, have agreed, to the extent that either the Fixed Offer Price or the Contingent Offer Price is oversubscribed, to elect automatically to receive the undersubscribed consideration alternative for up to all of the Common Shares of the Company held by each of those shareholders.

  . The opinion rendered by Gleacher on September 6, 2001 to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the aggregate consideration provided for in the Offer Agreement to be received by the holders of Indigo Common Shares was fair, from a financial point of view, to the holders of Common Shares, other than HP and its affiliates. Gleacher expressed no opinion as to the fairness of either the fixed price consideration or the contingent price consideration separately. The full text of Gleacher's opinion is attached as Annex A to this Statement, and is incorporated herein by reference. The full text of Gleacher's presentations to the Indigo boards on September 5, 2001 has been included as exhibits (c)(iii), (c)(iv) and (c)(v) to the Transaction Statement on Schedule 13E-3 filed by HP, Indigo and Benzion Landa in connection with the Exchange Offer.

  . The consideration to be offered to the holders of Common Shares receiving the Contingent Offer Price, assuming no value is ascribed to the CVR, implies premiums relative to Indigo's closing share price one day, one week and four weeks prior to May 31, 2001, the date of the commencement of Indigo's share repurchase program of 32.3%, 34.4%, and 51.4% respectively, and the consideration to be offered to the holders of Common Shares receiving the Fixed Offer Price implies premiums relative to Indigo's closing share price one day, one week, and four weeks prior to May 31, 2001 of 50.0%, 52.4%, and 71.6% respectively.

  . The ability of the combined company to access markets beyond Indigo's reach, particularly the enterprise market.

  . The ability of the combined company to link together database mining capabilities, digital workflow tools, design tools and web-based publishing capabilities in a seamless network, for corporate customers to be able to more easily generate digital printing jobs, creating more demand for Indigo digital presses.

  . The ability of the combined company more rapidly to develop new products as well as enhancements to Indigo's existing products.

  . The ability of the combined company to enable its customers to be better able to grow their businesses by delivering complete workflow solutions, from document creation to print production.

  . The size, stability and reputation of HP, as well as the HP brand, which are expected to induce more customers to adopt Indigo digital printing products.

   Indigo's Management Board, Supervisory Board and Combined Board, excluding Dr. Birnbaum, each considered each of the following factors to be against recommending acceptance of the Exchange Offer:

  . The likelihood that while some Indigo shareholders will prefer to receive HP Common Stock and, if applicable, a CVR, some may have preferred to continue as shareholders of Indigo, and that if the Exchange Offer is completed, the shareholders of Indigo will no longer be able to or it will be very unattractive for them to maintain an ownership interest in Indigo.

  . That the current Indigo shareholders, particularly the unaffiliated shareholders who are not directly involved in the transaction and the future operation of the combined Indigo business, invested in Indigo with a view towards reaping the benefit of successful operation of the Indigo business, and, unless an Indigo shareholder chooses the contingent consideration alternative and receives a CVR, under which there is no guarantee of a payout, any benefit to be received by an Indigo shareholder from the future success of the Indigo business after the Exchange Offer will be limited to the indirect gain through ownership of HP Common Stock.

  . The possibility that HP may not be able to or may choose not to implement the underlying business plans of Indigo and thus diminish the likelihood of any payments being made under the CVRs and the magnitude of any payments that are made.

  . The fact that the offer will be a taxable transaction to United States Indigo shareholders.

  . The Landa Family Trust and the entities directly or indirectly owned by the Landa Family Trust, which have agreed to receive the undersubscribed form of consideration, do not have the choice to elect to receive the consideration alternative of their preference.

   The foregoing includes the material factors considered by the Management Board, Supervisory Board and the Combined Board.

   In view of their many considerations, the Management Board, the Supervisory Board and the Combined Board did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Management Board, Supervisory Board and Combined Board may have given different weights to different factors. After weighing all these considerations, the Management Board, the Supervisory Board and the Combined Board, excluding Dr. Birnbaum, were unanimous in determining to approve the Offer Agreement and to recommend that the affiliated and unaffiliated shareholders of Indigo tender their Common Shares in the Exchange Offer.

   (b) (iii) Gleacher's Fairness Opinion

   Indigo engaged Gleacher to act as its financial advisor in connection with a proposed business combination transaction with HP based upon Gleacher's qualifications, expertise and reputation. In connection with this engagement, the Combined Board of the Company requested Gleacher to evaluate the fairness, from a financial point of view, of the consideration to be offered to the holders of Common Shares (other than HP and HP's affiliates) pursuant to the Offer Agreement. On September 5, 2001, the Combined Board of the Company convened (via telephone conference) to review the proposed transaction with HP, and the terms of the Offer Agreement and other relevant agreements. During this meeting, Gleacher rendered its oral opinion, which, on September 6, 2001, was subsequently confirmed in writing, that, as of that date, based upon and subject to the various matters set forth in Gleacher's opinion, the aggregate consideration to be offered was fair, from a financial point of view, to the holders of Common Shares (other than HP and HP's affiliates). The Gleacher fairness determination addresses only the fairness, from a financial point of view, of the aggregate consideration to be offered to the holders of Indigo Common Shares as opposed to the actual consideration that could be received by an individual Indigo shareholder. Gleacher expressed no opinion as to the fairness of either the fixed price consideration or the contingent price consideration separately. Gleacher expressed no opinion as to the prices at which the Common Shares and HP Common Stock would trade following announcement of the execution of the Offer Agreement or upon consummation of the transactions contemplated thereby.

   The full text of Gleacher's opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the delivery of Gleacher's opinion, is attached to this Statement as Annex A. Holders of Common Shares are urged to read Gleacher's opinion carefully and in its entirety. The summary of Gleacher's opinion set forth in this Statement is qualified in its entirety by reference to the full text of Gleacher's opinion which is incorporated herein by reference.

   Gleacher's opinion is addressed to the Combined Board of the Company and is directed only to the fairness, from a financial point of view, of the aggregate consideration to be offered to the holders of Common Shares (other than HP and HP's affiliates) and is not intended to and does not constitute a recommendation as to whether Indigo, or any holder of Common Shares, should elect to engage in any transaction contemplated by the Offer Agreement or to exchange Common Shares in the Exchange Offer or as to what election any holder of Common Shares should make with respect to the Exchange Offer if such holder chooses to exchange Common Shares in the Exchange Offer. Although Gleacher evaluated the financial terms of the Exchange Offer, Gleacher was not asked to and did not express any opinion as to whether Indigo should engage in the transactions contemplated by the Offer Agreement on terms set forth therein, which were the result of negotiations between Indigo and HP.

   In connection with rendering its opinion, Gleacher, among other things:

  . reviewed certain publicly-available financial statements and other information of Indigo and HP;

  . reviewed certain internal financial statements and other financial and operating data concerning Indigo prepared by the management of Indigo;

  . analyzed certain financial forecasts prepared by the management of Indigo, which forecasts Indigo's management represented to Gleacher were consistent with their best judgments as to the future financial performance of Indigo and were the best then available forecasts with respect to such future financial performance of Indigo and which forecasts did not materially differ from those financial projections described in the section title "Summary Indigo Financial Projections" on page 84 of the Prospectus except that the financial projection relied on by Gleacher included a long-term revenue growth rate of approximately 25%, in contrast to the long term growth rate set forth on page 86 of the Prospectus of 30% or higher;

  . discussed with Indigo's management and other senior executives the past and current operations and financial condition and the prospects of Indigo;

  . discussed with senior executives of HP the past and current operations and financial condition and the prospects of HP;

  . reviewed the reported prices and historical trading activity of the Common Shares and the HP Common Stock;

  . compared the financial performance of Indigo and HP and the reported prices and historical trading activity of the Common Shares and the HP Common Stock with that of certain other comparable publicly-traded companies and their securities;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  .  reviewed a draft of the Offer Agreement and certain related documents; and

  . performed such other analyses and considered such other factors as Gleacher deemed appropriate.

   In rendering its opinion, Gleacher assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. With respect to the financial projections provided to Gleacher, with the consent of the Combined Board of Indigo, Gleacher assumed that they had been reasonably prepared and were consistent with the best then-available estimates and judgments of Indigo 's management as to the future financial performance of Indigo. Gleacher did not, with the permission of the Combined Board of Indigo, discuss with HP financial forecasts, with respect to HP, which were prepared by unaffiliated financial analysts, but Gleacher assumed that such forecasts represent the best then available estimates of the future financial performance of HP. Further, HP did not provide to Gleacher any internally prepared financial forecasts with respect to HP. Gleacher assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based, and, with respect to Indigo, relied upon the assurances of Indigo's management that they were unaware of any facts that would make the information provided to or reviewed by it incomplete or misleading. Gleacher also assumed, based upon the information which was provided to it and without assuming responsibility for independent verification therefore, that no material undisclosed liability existed with respect to Indigo or HP. Gleacher did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Indigo or HP or any of their subsidiaries, nor was Gleacher furnished with any such valuations or appraisals. Gleacher assumed that the acquisition transactions described in the Offer Agreement will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles, commonly referred to as "U.S. GAAP," and will constitute a taxable transaction under the U.S. Internal Revenue Code of 1986. Gleacher also assumed that the acquisition transactions will be consummated in accordance with the terms set forth in the Offer Agreement (which Gleacher assumed would be substantially in the form of the draft provided to it) and that all of the representations and warranties of the parties to the Offer Agreement were true, that the covenants of each party to the Offer Agreement will be fully complied with, and that all conditions to the acquisition transactions set forth in the Offer Agreement will be satisfied and not waived, in each case, in all respects material to Gleacher's analysis. In addition, with the consent of the Combined Board of Indigo, Gleacher did not consider the effects of, either on the financial projections of HP or otherwise, nor did Gleacher analyze, any recently announced transactions involving HP, including the announced merger transaction between HP and Compaq Computer Corporation. Gleacher's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that, although subsequent developments may affect its opinion, Gleacher does not have any obligation to update, revise or reaffirm its opinion.

   Gleacher's opinion addresses only the fairness, from a financial point of view, of the consideration to be offered to the holders of Common Shares (other than HP and HP's affiliates), and Gleacher does not express any view as to any other term of the proposed acquisition transactions or any other matters contemplated by the Offer Agreement. Gleacher's opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Offer Agreement, nor does it value the HP Common Stock.

   The following is a brief summary of the material valuation, financial and comparative analyses considered by Gleacher in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying Gleacher's opinion. This summary of the analyses also contains information in tabular format. In order fully to understand the financial analyses used by Gleacher, the tables must be read in conjunction with the related text. The tables alone do not constitute a complete description of the financial analyses summarized therein.

   Transaction Summary. Gleacher reviewed the principal terms of the Offer Agreement, noting, among other things, the following:

  . The transaction is to be structured as an exchange offer pursuant to which each outstanding Common Share tendered into the offer would be exchanged, at the election of the holder thereof and subject to the proration and other provisions contained in the Offer Agreement, for (i) the fixed offer price or (ii) the contingent offer price. The fixed offer price is equal to a number of shares of HP Common Stock computed as follows:

    . if the average of the closing sales prices of the HP Common Stock on the NYSE for the twenty consecutive trading days ending on the third trading day prior to the date on which HP Acquisition initially accepts for payment the Common Shares tendered into the Exchange Offer is less than or equal to $23.68 and greater than or equal to $16.69, the fixed offer price shall be equal to the quotient obtained by dividing $7.50 by such average HP closing sales price,

    . if such average HP closing sales price is less than $16.69, the fixed offer price shall be equal to 0.4494, and

    . if such average HP closing sales price is greater than $23.68, the fixed offer price shall be equal to 0.3167. The contingent offer price is equal to the contingent price exchange ratio plus one contingent value right, or CVR.

     The contingent offer price is equal to the contingent price exchange ratio plus one contingent value right, or CVR. The contingent price exchange ratio equals a number of shares of HP Common Stock computed as follows:

    . if the average of the closing sales prices of the HP Common Stock on the NYSE for the twenty consecutive trading days ending on the third trading day prior to the date on which HP Acquisition initially accepts for payment the Common Shares tendered into the Exchange Offer is less than or equal to $23.68 and greater than or equal to $16.69, the contingent price exchange ratio shall be equal to the quotient obtained by dividing $6.00 by such average HP closing sales price,

    . if such average HP closing sales price is less than $16.69, the contingent price exchange ratio shall be equal to 0.3595, and

    . if such average HP closing sales price is greater than $23.68, the contingent price exchange ratio shall be equal to 0.2534.

     Each CVR entitles the holder to a receive a cash payment equal to:

    . if the LEP revenue (described below) during the three-year measuring period commencing on the first day of the first month subsequent to the closing of the Exchange Offer is equal to or greater than $1.6 billion, $4.50,

    . if the LEP revenue during the measuring period is equal to or less than $1.0 billion, $0, and

    . if the LEP revenue during the measuring period is less than $1.6 billion but greater than $1.0 billion, the dollar amount equal to the product of $4.50 and the quotient obtained by dividing (x) the number by which LEP revenue exceeds $1.0 billion by (y) $600 million.

     LEP revenue means the actual net revenue (to be based on U.S. GAAP, as applied by HP in a manner consistent with its financial SEC reporting practices as of the beginning of the measuring period) from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the CVR Agreement) by HP and its affiliates during the measuring period plus the present value, as of the end of the measuring period, of remaining minimum contractually committed payments associated with such digital press products placed during the measuring period under operating leases (as more fully described in the Contingent Value Rights Agreement).

  . Entities directly or indirectly controlled by the Landa Family Trust agreed to formally support the transaction, through a commitment to tender and to receive the undersubscribed consideration and the granting of voting proxies, and to grant HP options for their common shares, exercisable at the contingent offer price, which become exercisable upon the breach of the Landa Family Trust entities of such tender agreements.

  . The Offer Agreement provided for a termination fee of $27 million (plus a maximum of $2 million of expenses), subject to the provisions of the Offer Agreement.

  . The acquisition transactions will be accounted for as a purchase transaction in accordance with U.S. GAAP.

  . The acquisition transactions are expected to constitute a taxable transaction under the Internal Revenue Code of 1986.

   Historical Trading Analysis. Gleacher reviewed the historical closing prices of the HP Common Stock and the Common Shares and the implied historical exchange ratios, determined by dividing the closing price per Common Share by the closing price per share of HP Common Stock, on certain dates and over certain periods of time. The table below summarizes (i) the implied historical exchange ratio as of September 4, 2001 and the average implied historical exchange ratios for various periods leading up to and including September 4, 2001 and (ii) the premium of an assumed fixed offer price of 0.3975, based on the closing price of the HP Common Stock on September 4, 2001, to these implied historical exchange ratios.

                                                              Implied    Fixed
                                                             Historical  Offer
                                                              Exchange   Price
 Day / Period                                                  Ratio    Premium
 ------------                                                ---------- -------
 09/04/01...................................................   0.2814     41.2%
 5 Trading Days.............................................   0.2694     47.5
 10 Trading Days............................................   0.2628     51.2
 15 Trading Days............................................   0.2623     51.5
 30 Trading Days............................................   0.2537     56.7
 60 Trading Days............................................   0.2294     73.2
 90 Trading Days............................................   0.2088     90.3
 180 Trading Days...........................................   0.1727    130.2
 252 Trading Days...........................................   0.1585    150.7

   Comparable Company Analysis. Gleacher reviewed selected financial information, ratios, and public market multiples for certain selected publicly traded companies that Gleacher deemed relevant, with respect to Indigo and HP, respectively.

   For Indigo, the selected comparison group included a total of 13 companies:
Agfa-Gevaert N.V.; Canon Inc.; Creo Products Inc.; Heidelberger Druckmaschinen AG; Koenig & Bauer AG; Komori Corporation; NUR Macroprinters Ltd.; Oce N.V.; Presstek, Inc.; Ricoh Company, Ltd.; Scitex Corporation Ltd.; Xeikon N.V.; and Xerox Corporation, collectively referred to as the "Indigo Comparable Companies." Gleacher reviewed, among other information, the Indigo Comparable Companies' ratios, or multiples, of enterprise value (equal to the value of fully diluted common equity plus total debt, preferred stock, and minority interests, if any; less cash, cash equivalents, and the estimated value of any unconsolidated assets, if any) to latest twelve months ("LTM"), calendar year 2001, and calendar year 2002 revenues and to calendar year 2002 earnings before interest, taxes, depreciation and amortization ("EBITDA"), and the ratio of equity value (equal to the value of fully-diluted common equity) to book value. All data are based on publicly available information and on market information as of September 4, 2001. Estimated 2001 and 2002 revenues and 2002 EBITDA figures were based upon estimates from various Wall Street research analysts. The range, mean, and median of these ratios are summarized in the table below.

                                        Enterprise Value/Revenues Enterprise    Equity
                                        ------------------------  Value/2002E Value/Book
                                          LTM       2001E  2002E    EBITDA      Value
                                         ----      -----   -----  ----------- ----------
High................................... 2.87x      2.11x   1.50x     12.7x       3.2x
Low.................................... 0.29       0.24    0.24       2.6        0.7
Mean................................... 1.05       0.98    0.87       7.5        1.6
Median................................. 1.02       0.99    0.80       7.6        1.3
Indigo (CVR @ $0)...................... 4.13       3.74    2.99      40.8        6.6
Indigo (CVR @ $3.00)................... 5.22       4.73    3.77      51.5        8.2

   Gleacher calculated the multiples implied by enterprise values of $738 million and $932 million, based on the aggregate consideration to be offered to holders of Indigo Common Shares assuming values ascribed to the CVR of $0 and $3.00 (the present value of the maximum CVR payout of $4.50, discounted at 12%), respectively. Gleacher noted that the aggregate consideration to be offered to holders of Common Shares, assuming no value ascribed to the CVR, implies enterprise value multiples of 4.13x LTM revenues, 3.74x calendar year 2001 revenues, 2.99x calendar year 2002 revenues, and 40.8x calendar year 2002 EBITDA, respectively, and an equity value multiple of 6.6x book value. Gleacher further noted, for illustrative purposes only, that the aggregate consideration to be offered to holders of Common Shares, assuming $3.00 of value ascribed to the CVR (the present value of the maximum CVR payout of $4.50, discounted at 12.0%), implies enterprise value multiples of 5.22x LTM revenues, 4.73x calendar year 2001 revenues, 3.77x calendar year 2002 revenues, and 51.5x calendar year 2002 EBITDA, respectively, and an equity value multiple of 8.2x book value.

   For HP, the selected comparison group included a total of six companies:
Canon Inc.; Dell Computer Corporation; International Business Machines Corporation; Lexmark International, Inc.; Sun Microsystems, Inc.; and Xerox Corporation, collectively referred to as the "HP Comparable Companies." Gleacher reviewed, among other information, the HP Comparable Companies' ratios, or multiples, of enterprise value to LTM revenues, EBITDA, and earnings before interest and taxes ("EBIT"); of equity value to LTM net income and book value; and of price to estimated earnings per share ("EPS") for calendar years 2001 and 2002. All data are based on publicly available information and on market information as of September 4, 2001. Estimated earnings per share figures are based on Institutional Brokers Estimate System mean estimates. The range, mean, and median of these ratios are summarized in the table below.

                         Enterprise Value LTM    Equity Value/LTM     Price/EPS
                         --------------------  --------------------  ----------
                         Revenues EBITDA EBIT  Net Income Book Value 2001E 2002E
                         -------- ------ ----  ---------- ---------- ----- -----
High....................   2.27x   20.0x 22.0x    28.7x      12.0x   34.1x 32.2x
Low.....................   1.17     7.5  11.4     20.0        2.0    18.0  16.0
Mean....................   1.67    13.6  16.7     22.9        5.7    25.3  22.8
Median..................   1.67    12.5  16.1     21.4        4.9    22.2  21.0
HP......................   0.83    11.0  18.4     17.5        2.7    22.3  16.4

   Gleacher noted that HP's current share price implies enterprise value multiples of 0.83x LTM revenues, 11.0x LTM EBITDA, and 18.4x LTM EBIT, respectively; equity value multiples of 17.5x LTM net income and 2.7x book value, respectively; and price / EPS multiples of 22.3x and 16.4x estimated earnings per share for calendar years 2001 and 2002, respectively.

   No company used in the comparable company analysis is identical to Indigo or HP. Accordingly, any comparable company analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Indigo and HP and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

   Precedent Transaction Analysis. Gleacher reviewed the multiples and premiums paid in certain selected public change of control transactions that Gleacher deemed relevant. The selected comparison group included a total of eight transactions (with respective announced enterprise values and closing dates included in parentheses):

  . Salsa Digital, Ltd. acquisition by NUR Macroprinters Ltd. ($30 million, 07/05/00);

  . Scitex Corporation Ltd. (digital pre-print business) acquisition by Creo Products Inc. ($537 million, 04/04/00);

  . Tektronix Inc. (color printing division) acquisition by Xerox Corporation ($950 million, 01/03/00);

  . Idanit Technologies Ltd. acquisition by Scitex Corporation Ltd. ($60 million, first quarter of 1998);

  . Linotype-Hell AG acquisition by Heidelberger Druckmaschinen AG ($152 million, fourth quarter of 1996);

  . Rockwell International Corporation (graphic systems business) acquisition by Stonington Partners, Inc. ($600 million, 10/15/96);

  . Scitex Corporation Ltd. acquisition by an investor group led by Mr. Davidi Gilo ($933 million, Cancelled); and

  . Imaje, S.A. acquisition by Dover Corporation ($212 million, 10/16/95) (collectively referred to as the precedent transactions).

The consideration in each of the precedent transactions consisted of 100% cash, with the exception of the Salsa Digital, Ltd. acquisition by NUR Macroprinters Ltd., which consisted of a combination of cash and stock. None of the above transactions had an election feature or a contingent value right component.

   Gleacher reviewed, among other information, the ratios of enterprise value to LTM revenues and of equity value to book value implied by the precedent transactions. All data are based on publicly available information. The range, mean, and median of these ratios are summarized in the table below:

                                                      Enterprise   Equity
                                                      Value/LTM  Value/Book
                                                       Revenues    Value
                                                      ---------- ----------
    High.............................................    4.62x      5.0x
    Low..............................................    0.26       1.5
    Mean.............................................    1.44       3.0
    Median...........................................    1.17       2.7
    Indigo (CVR @ $0)................................    4.13       6.6
    Indigo (CVR @ $3.00).............................    5.22       8.2

   Gleacher noted that the aggregate consideration to be offered to the holders of Common Shares, assuming no value ascribed to the CVR, implies an enterprise value multiple of 4.13x LTM revenues and an equity value multiple of 6.6x book value. Gleacher further noted, for illustrative purposes only, that the aggregate consideration to be offered to holders of Common Shares, assuming $3.00 of value ascribed to the CVR (the present value of the maximum CVR payout of $4.50, discounted at 12.0%), implies an enterprise value multiple of 5.22x LTM revenues and an equity value multiple of 8.2x book value.

   No transaction used in the precedent transaction analysis is identical to the Exchange Offer. Accordingly, any precedent transaction analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Indigo and other factors that could affect the value of the companies to which it is being compared and of the transactions to which the Exchange Offer is being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

   Premiums Paid Analysis. Gleacher reviewed the premiums paid in a broad group of selected public change of control transactions in the technology sector with transaction values greater than $100 million, announced during 2000 and 2001. The analysis reflects approximately 225 transactions announced since January 1, 2000, for which public data is available. Gleacher reviewed the purchase premiums based on the targets' closing share prices one day, one week, and four weeks prior to the announcement date of the respective transactions. All data are based on publicly available information and on market information as of September 4, 2001. The mean and median of these premiums are summarized in the table below.

                                                        Purchase Premiums
                                                   --------------------------
                                                   One Day One Week Four Weeks
                                                   ------- -------- ----------
 Mean.............................................  35.1%    42.8%     54.5%
 Median...........................................  31.5     36.4      49.5
 Indigo (CVR @ $0)................................  32.3     34.4      51.4
 Indigo (CVR @ $3.00).............................  67.7     70.5      91.9

   Gleacher noted that the aggregate consideration to be offered to the holders of Common Shares, assuming no value ascribed to the CVR, implies premiums relative to Indigo's closing share price one day, one week, and four weeks prior to May 31, 2001, the date of the commencement of Indigo's share repurchase program, of 32.3%, 34.4%, and 51.4% respectively. Gleacher further noted, for illustrative purposes only, that the aggregate consideration to be offered to the holders of Common Shares, assuming $3.00 of value ascribed to the CVR (the present value of the maximum CVR payout of $4.50, discounted at 12.0%), implies premiums relative to Indigo's closing share price one day, one week, and four weeks prior to May 31, 2001, of 67.7%, 70.5%, and 91.9% respectively.

   Discounted Cash Flow Analysis. Gleacher performed a discounted cash flow analysis to calculate an estimate of the theoretical present value per fully-diluted Common Share of Indigo using financial forecasts through the fiscal year ending December 2005 that were prepared by the management of Indigo. Gleacher utilized discount rates ranging from 12.0% to 13.0% and EBITDA terminal value multiples ranging from 8.0x to 10.0x. This analysis showed a range of present values per fully-diluted Indigo share of $5.00 to $6.12. Gleacher also performed a discounted cash flow analysis using a separate set of financial forecasts through the fiscal year ending December 2005 that were prepared by the management of Indigo to reflect the potential projected financial performance of Indigo under a more conservative scenario. For the same respective ranges of discount rates and EBITDA terminal value multiples, this analysis showed a range of present values per fully-diluted Common Share of Indigo of $2.87 to $3.49. The Discounted Cash Flow Analysis did not purport to be indicative of actual values or expected values of the Common Shares before or after the acquisition transaction.

   Discounted Equity Value Analysis. Gleacher performed a discounted equity value analysis to calculate an estimate of the theoretical present value per fully-diluted Common Share of the projected equity value for Indigo at the end of 2003 and 2004, derived from net income valuation multiples applied to projected 2003 and 2004 net income, respectively. Gleacher utilized discount rates ranging from 12.0% to 13.0% and net income multiples ranging from 18.0x to 22.0x. This analysis showed a range of present values per fully-diluted Common Share of Indigo of $3.21 to $3.97 based on 2003 net income and $5.23 to $6.52 based on 2004 net income. This analysis did not purport to be indicative of actual values or expected values of the Common Shares before or after the acquisition transaction.

                                    *  *  *

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Gleacher believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion and the presentation to the Management Board, the Supervisory Board and the Combined Board of the Company. Gleacher has not indicated that any of the analyses which it performed had a greater significance than any other. In addition, Gleacher may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Gleacher's view of the actual value of the Company.

   In performing its analyses, Gleacher made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of either the Company or HP. The analyses performed by Gleacher are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Gleacher's analysis of the fairness, from a financial point of view, of the consideration to be offered to the holders of Common Shares (other than HP and its affiliates) and were provided to the Combined Board of the Company in connection with the delivery of Gleacher's opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. In addition, Gleacher's opinion and presentation to the Management Board, the Supervisory Board and the Combined Board of the Company was one of many factors taken into consideration by the Management Board, the Supervisory Board and the Combined Board of Indigo in connection with their consideration of the Exchange Offer and the transactions contemplated by the Offer Agreement. Consequently, analyses performed by Gleacher described above should not be viewed as determinative of the opinion of the Management Board, the Supervisory Board and the Combined Board or the Company's management with respect to the acquisition transaction.

   Gleacher is an internationally recognized investment banking and advisory firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

   Indigo has agreed to pay Gleacher a financial advisory fee of $5,500,000 pursuant to the terms of Gleacher's engagement letter dated August 3, 2000, as amended on August 16, 2000 and September 5, 2001. In addition, Indigo has agreed, among other things, to reimburse Gleacher for all reasonable travel and other reasonable out-of-pocket expenses incurred by Gleacher in connection with its engagement, and to indemnify and hold harmless Gleacher and certain related parties from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, in connection with its engagement.

   The consideration to be offered to the holders of Common Shares in connection with the Exchange Offer was determined through negotiations between representatives of the board of directors of HP and the boards of Indigo. Gleacher provided advice to the boards of Indigo during such negotiations; however, Gleacher did not recommend any specific consideration to the Management Board, the Supervisory Board or the Combined Board of Indigo or that any specific consideration constituted the only appropriate consideration for the Exchange Offer.

   Gleacher delivered to the Combined Board of Indigo a document titled "Cumulative 2002-2004 Revenue at Various Growth Rates." This document summarizes:

  . the revenue thresholds and CVR payouts of the contingent payment mechanism initially proposed by HP (on July 23, 2001);

  . the projected three-year (2002-2004) cumulative revenue generated by Indigo assuming a range of hypothetical annual revenue growth rates and an estimated 2001 revenue figure provided by Indigo management;

  . the CVR payout that would be delivered based on such hypothetical cumulative revenue figures; and

  .  the implied total consideration.

A copy of this document has been included as exhibit (c)(v) to the Transaction Statement on Schedule 13E-3 filed by HP, Indigo and Benzion Landa in connection with this Exchange Offer.

   The full text of Gleacher's presentations to the Indigo boards on September 5, 2001 has been included as exhibit (c)(iii) to the Transaction Statement on
Schedule 13E-3 filed by HP, Indigo and Benzion Landa in connection with the Exchange Offer.

   (c) Intent to Tender

   After reasonable inquiry and to the best of Indigo's knowledge, each executive officer and each member of the Management Board and the Supervisory Board currently intends to tender to HP Acquisition in the Exchange Offer all Common Shares held of record or beneficially owned by such person (other than options to acquire Common Shares).

   In addition, (i) certain officers, directors and shareholders of Indigo, including Alon Bar-Shany, Dan S. Chill, Mimi Sela, Dilip M. Advani, Rob G.P. Jeurissen, Hans S. Leijdesdorff, Rafi Maor, Richard C.E. Morgan, Tis Prager, Roger Mattalon, Purnendu Chatterjee and Benzion Landa entered into the D&O Tender Agreements and (ii) S-C entered into the S-C Tender Agreement. Pursuant to the D&O Tender Agreements and the S-C Tender Agreement, each of the Company shareholders who is a party thereto agreed to tender such shareholder's Common Shares (including any subsequently acquired Common Shares) in the Exchange Offer pursuant to and in accordance with the terms of the Offer Agreement and not to withdraw any of the Common Shares such shareholder tenders unless the Exchange Offer is terminated or has expired.

   Other shareholders of Indigo, including Gemini, Toscal, OZF, Visionvest, Walthroup and Deering, entered into the Tender and Option Agreement. Pursuant to the Tender and Option Agreement, each of the Company shareholders who is a party thereto has agreed to tender its Common Shares (including any subsequently acquired Common Shares) in the Exchange Offer under the same terms and conditions as the Tender Agreements described above. In addition, pursuant to the Tender and Option Agreement, each of the shareholders agreed, among other things, that, between the Fixed Offer Price and the Contingent Offer Price (as defined in the Offer Agreement), it will automatically elect to receive, for up to all of the Common Shares held by it, the consideration which was not elected by the other shareholders of Indigo.

   In addition, the Landa Family Trust and HP entered into the Foundation Tender and Option Agreement pursuant to which the Landa Family Trust agreed to support all the agreements of the LFT Shareholders contained in the Tender and Option Agreement, including the agreement to tender in the Exchange Offer.

   As of December 31, 2001, the officers, directors and shareholders of the Company who are parties to the D&O Tender Agreements, the S-C Tender Agreement and the Tender and Option Agreement held an aggregate of 72,394,307 Common Shares representing approximately 65.4% of the outstanding Common Shares.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

   Pursuant to a letter agreement dated August 3, 2000, as amended on August 16, 2000 and September 5, 2001 (the "Letter Agreement"), the Company engaged Gleacher to act as its financial advisor in connection with, among other things, any acquisition, directly or indirectly by HP or any subsidiary of HP, of all or a majority of the operating assets or of the capital stock and other securities of Indigo by way of merger, asset sale or exchange, joint venture or similar business combination (a "Sale Transaction").

   Pursuant to the Letter Agreement Gleacher agreed to provide Indigo with strategic and financial advice and assistance, including (1) formulating a strategy with respect to discussions with HP, (2) performing valuation analyses, (3) assisting in structuring, planning and negotiating a Sale Transaction, (4) providing strategic and tactical advice throughout the execution of the merger or acquisition process, (5) assisting the Indigo's Supervisory Board and Management Board in their evaluation of any offer by HP to purchase Indigo, and (5) the rendering of an opinion to the Supervisory Board and the Management Board of Indigo as to the fairness of a proposed Sale Transaction.

   The Combined Board retained Gleacher based upon Gleacher's qualifications, expertise and reputation. Gleacher is an internationally recognized investment banking and advisory firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

   Pursuant to the terms of the Letter Agreement, the Company agreed to pay Gleacher for its services (1) a retainer fee of $100,000, payable in four monthly installments after the signing of the Letter Agreement and (2) upon completion of the Exchange Offer, a success fee of $5.5 million, against which the retainer fee of $100,000 will be credited.

   The Company also agreed to reimburse Gleacher for all reasonable travel and other out-of-pocket expenses of Gleacher in connection with Gleacher's engagement, including all reasonable fees and disbursements of Gleacher's legal counsel and any other professional advisors. In addition Indigo agreed to indemnify Gleacher and its affiliates, their respective limited and general partners, directors, officers, agents and employees, and each person, if any, controlling Gleacher against specified liabilities and expenses arising out of or in connection with Gleacher's engagement.

   Except as described above, neither Indigo nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   No transactions in Common Shares have been effected during the past 60 days by Indigo or, to the knowledge of Indigo, by any executive officer, member of the Management Board, member of the Supervisory Board, affiliate or subsidiary of Indigo.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person,
(ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Management Board or Supervisory Board, agreements in principle, or signed contracts entered in response to the Exchange Offer that relate to one or more of the events or matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

   (a) Post-Closing Restructuring

   The Offer Agreement provides, among other things, that, following the completion of the Exchange Offer, HP intends to effectuate a corporate restructuring of the Company and the Company's subsidiaries (the "Post-Closing Restructuring"), which may include:

      (i) a process for acquiring any Common Shares not owned by HP or HP Acquisition after the Exchange Offer;

      (ii) the amendment of the Articles of Association of Indigo to permit, among other things, the creation of a separate class of shares of Indigo;

      (iii) the distribution of an extraordinary dividend on the Common Shares or a particular class or classes of shares of Indigo;

      (iv) the sale and transfer by Indigo or by any of Indigo's subsidiaries to HP or any affiliates of HP, of all or a portion of the assets of Indigo or Indigo's subsidiaries;

      (v) a merger of Indigo;

      (vi) the termination of the listing of Indigo on the Nasdaq National
   Market;

      (vii) the deregistration of Indigo under the Securities Exchange Act of 1934 and the cessation of Indigo's obligations thereunder; or

      (viii) any one or more combinations of any of the foregoing actions.

Pursuant to the Offer Agreement, if HP, in its sole discretion, implements a Post-Closing Restructuring in order to acquire any remaining Common Shares not tendered into the Exchange Offer, HP agreed to offer a consideration equivalent to the Fixed Offer Price to the remaining minority holders of Common Shares. However, the form of the consideration to be paid to the remaining minority holders of Common Shares in any Post-Closing Restructuring is subject to judicial determination and may differ from the consideration issued in the Exchange Offer.

   Upon the completion of the Exchange Offer, HP may but is not obligated to exercise the Acquisition Warrant in order to reach the 95% ownership threshold necessary to commence a process for acquiring any Common Shares not owned by HP or HP Acquisition.

   Pursuant to the Voting Agreements, each of Indigo shareholders who is a party thereto agreed, among other things, to vote its Common Shares: (i) in favor of the appointment of the new members of Indigo's Management Board and Supervisory Board as set forth in the Offer Agreement; (ii) in favor of the amendment of Indigo's Articles of Association as contemplated by the Offer Agreement; (iii) in favor of the Post-Closing Restructuring and any action required in furtherance thereof as contemplated by the Offer Agreement, provided, that such actions is in accordance with all applicable laws; (iv) against certain alternative transactions; and (v) in favor of waiving any notice that may have been or may be required relating to the Exchange Offer or any of the other transactions contemplated by the Offer Agreement, including the Post-Closing Restructuring.

   Under the terms of the Offer Agreement, Indigo has agreed to convene an extraordinary general meeting of its shareholders, no later than five business days prior to the expiration date of the Exchange Offer, to accept the resignation from the Management Board and the Supervisory Board of the existing members thereof and to appoint new members to the Management Board as designated by HP. The new members designated by HP for appointment to the Management Board will be Charles N. Charnas, J.C.A. van Diemen and R.E.J. De-Boer. Mr. Charnas is employed by HP as its Assistant Secretary and Senior Managing Counsel, while Messrs. De-Boer and van Diemen are employed by HP's Netherlands subsidiary as Legal Counsel and Tax Manager, respectively. These resignations and appointments will be effective as of, and conditional upon the occurrence of, the closing of the Exchange Offer. HP does not intend to maintain the Supervisory Board of Indigo after completion of the Exchange Offer.

   (b) United States State Takeover Laws

   A number of states of the United States have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or have substantial assets, security holders, principal executive offices or principal places of business therein. HP and Indigo do not believe that any of these statutes will apply to the Exchange Offer by their terms and have not attempted to comply with any state takeover statutes in connection with the Exchange Offer. In the event it is asserted that one or more state takeover statutes is applicable to the Exchange Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Exchange Offer, HP and Indigo may be required to file certain information with, or receive approvals from, the relevant state authorities, and HP may be unable to accept or pay for the Common Shares tendered in the Exchange Offer or may be delayed in continuing or completing the Exchange Offer. In such case, HP may not be obligated to accept, or pay for, any Common Shares tendered in the Exchange Offer under the terms of the Offer Agreement, as described in the Prospectus.

   (c) Dutch Corporation Law

   The Company is a Dutch corporation established under Book 2, Articles 64-69 of the Dutch Civil Code (the "DCC").

   Squeeze-out Procedure. Pursuant to Article 201a of Book 2 of the DCC, if HP Acquisition acquires at least 95% of the outstanding Common Shares, the holders of the remaining outstanding Common Shares may be forced, pursuant to a squeeze-out procedure, to sell and transfer all their Common Shares to HP Acquisition. Under Dutch law, the consideration to be paid for the Common Shares acquired pursuant to a squeeze-out procedure is subject to judicial determination. Pursuant to the Offer Agreement, if HP implements a squeeze-out procedure, HP agreed to offer a consideration equivalent to the Fixed Offer Price to the remaining minority holders of Common Shares.

   Appraisal Rights. Except in the context of the squeeze-out procedure described above, Dutch law does not recognize the concept of appraisal or dissenters' rights and, accordingly, holders of shares of a Dutch company, such as Indigo, have no appraisal rights. However, on the basis of a general rule of Dutch corporate law, the management of a company (and the other shareholders) must act towards a shareholder in accordance with the "principles of reasonableness and fairness." Acts in violation of those principles may be challenged through court proceedings.

   (d) Regulatory Filings and Approvals Required to Complete the Exchange Offer

   Except as set forth in this Statement and in the Offer Agreement, Indigo is not aware of any licenses or regulatory permits that appear to be material to the business of Indigo and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of the Common Shares in the Exchange Offer. In addition, except as set forth in this Schedule 14D-9, and except for the requirement that the SEC declare effective the registration statement on Form S-4 relating to the Exchange Offer, Indigo is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Common Shares. Should any approval or other action be required, HP and Indigo expect to seek that approval or action. Should any approval or other action be required, Indigo cannot be certain that Indigo and HP would be able to obtain the approval or action required without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that parts of the Company, or HP's or any of their respective subsidiaries' businesses, might not have to be disposed of or held separate in order to obtain the required approval or action. In that event, HP and HP Acquisition may not be required to purchase any Common Shares in the Exchange Offer.

   US Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the transaction may not be completed until HP and Indigo each notify and furnish certain information to the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") and specified waiting period requirements have been satisfied. Indigo and HP have made the notifications required under the HSR Act to the FTC and the Antitrust Division of the DOJ, and the waiting period under the HSR Act was terminated on October 1, 2001.

   At any time during or after the statutory waiting periods and before or after the completion of the Exchange Offer, either the Antitrust Division, the DOJ or the FTC could take any action under the United States antitrust laws that it deems necessary or desirable, including seeking to enjoin the completion of the Exchange Offer or seeking the divestitures of substantial assets of HP or Indigo. Private parties and state attorneys general may also bring actions under the United States antitrust laws depending on the circumstances. Although Indigo and HP believe that neither the Exchange Offer nor the Post-Closing Restructuring raises concerns under the United States antitrust laws, Indigo can give no assurance that a challenge to the Exchange Offer or the Post-Closing Restructuring on antitrust grounds will not be made, or if such challenge is made, that Indigo and HP would prevail.

   Non-US Antitrust. HP and Indigo also conduct operations internationally, where other antitrust or competition regulatory filings or approvals are required in connection with the completion of the Exchange Offer. HP and Indigo believe that antitrust-related regulatory filings in connection with the completion of the Exchange Offer are necessary in Austria, Brazil, Germany, Israel, Italy and Portugal. HP and Indigo have made all these required foreign antitrust filings. The applicable antitrust clearances in Austria, Germany and Italy have been granted. However, HP and Indigo have not yet received antitrust clearance in Brazil, Israel or Portugal. Antitrust clearance in Brazil is not required before the closing of the Exchange Offer. The foreign antitrust authorities or private parties could also take any action available to them under the relevant foreign antitrust laws that they deem necessary or desirable, including seeking to enjoin the completion of the Exchange Offer or seeking the divestiture of substantial assets of HP or Indigo. In addition, in some jurisdictions a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Exchange Offer, before or after it is completed. Although Indigo believes that neither the Exchange Offer nor the Post-Closing Restructuring of Indigo raises concerns under foreign antitrust laws, and though

Indigo fully intends to comply with the antitrust laws of any other jurisdiction in which the transaction is subject to review, Indigo can give no assurance that a challenge to the Exchange Offer or the Post-Closing Restructuring on antitrust grounds will not be made or, if a challenge is made, that Indigo and HP would prevail.

   Israeli Restrictive Trade Practices Law. Under Israel's Restrictive Trade Practices Law, 1988, a merger (which for the purpose of this law includes the acquisition of one quarter or more of a company's share capital), which meets certain conditions, is subject to the approval of the Israeli Commissioner of Restrictive Trade Practices. It is therefore a condition to the closing of the Exchange Offer that such approval is given. HP and Indigo made the required filing with the Israeli Commissioner of Restrictive Trade Practices on January 21, 2002, but have not yet received the required approval.

   Office of the Chief Scientist. To the extent that a research and development program developed by a company has been funded by the Office of the Chief Scientist, the Office of the Chief Scientist's consent would be required for the transfer of the means of control in the company to a non-Israeli entity. The Office of the Chief Scientist is part of Israel's Ministry of Industry and Trade and provides research and development grants to Israeli companies in order to encourage research and development in the industry, subject to an obligation to repay the grants by means of royalties on the sale of products deriving from programs funded by the grants. Indigo Electronic Printing Systems Ltd. ("IEPS") has obtained grants from the Office of the Chief Scientist for different development programs. The Office of the Chief Scientist's approval for the closing of the Exchange Offer is required.

   The conditions of grants provided by the Office of the Chief Scientist generally place limitations on the transfer of the know-how and the manufacture outside of Israel of products funded by such grants. These conditions apply to the grants received by IEPS from the Office of the Chief Scientist. The consent of the Office of the Chief Scientist to Indigo's ownership of know-how funded by the Office of the Chief Scientist is required under the Offer Agreement.

   Under the Offer Agreement, HP has agreed to provide an undertaking to comply with the laws and regulations of the Office of the Chief Scientist and to confirm to the Office of the Chief Scientist that after the closing of the Exchange Offer, Indigo will continue its operations in a manner consistent with Indigo's previous undertakings to the Office of the Chief Scientist. However, Indigo cannot give any assurance that these actions will be sufficient for the consents of the Office of the Chief Scientist, as required under the Offer Agreement, to be granted. Indigo submitted the request for this approval to the Office of the Chief Scientist on October 30, 2001.

   In December 2001, Indigo reached an agreement with the Office of the Chief Scientist for the early repayment of royalties, pursuant to which Indigo paid the Office of the Chief Scientist approximately $15 million in 2002 in settlement of potential future royalty obligations. Indigo's prepayment of future royalties will end Indigo's obligation to make royalty payments with respect to grants received from the Office of the Chief Scientist during the years 1993-2001, and will enable Indigo to join a program, funded by the Office of the Chief Scientist, for the development of generic projects with no royalty payment obligations. However, such prepayment will not remove any limitations on the transfer of know-how or on the manufacture outside of Israel of products funded by such grants. Notwithstanding such prepayment, in the event that the consent of the Office of the Chief Scientist is given to manufacture products funded by grants provided by the Office of the Chief Scientist, depending on the percentage of manufacturing taking place outside of Israel, increased royalties would be payable to the Office of the Chief Scientist.

   Israeli Investment Center. The Investment Center, which is also a part of Israel's Ministry of Industry and Trade, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of Israeli company tax to a full tax exemption for a fixed period, depending on a number of factors. IEPS's production facility in Nes Ziona was granted Approved Enterprise status by the Investment Center and, accordingly, IEPS is entitled to receive tax benefits from the Investment Center in respect of that facility. In general, the consent of the Investment Center is required for any change in the ownership structure of a company that was granted Approved Enterprise status. The approval of the Investment Center to the closing of the Exchange Offer is required under the Offer Agreement. Indigo submitted the request for this approval to the Investment Center on November 19, 2001 and received this approval on December 26, 2001. HP has also agreed to comply with the laws and regulations of the Investment Center and to confirm to the Investment Center that, after the closing of the Exchange Offer, Indigo will continue its operations in a manner consistent with Indigo's previous undertakings to the Investment Center.

   Israeli Income Tax Authorities. Under the Offer Agreement, Indigo is to prepare and file an application to the Israeli Income Tax Commissioner for a pre-ruling confirming that the conversion of the Indigo Stock Options for HP Stock Options will not result in a requirement for an immediate Israeli tax payment and that Israeli taxation will be deferred until the exercise of such converted stock options, or in the case of Indigo Stock Options which are part of a stock option plan which is subject to Section 102 of the Israeli Income Tax Ordinance, until the actual sale of the shares of HP Common Stock by the option holders. The Offer Agreement also provides that, subject to certain conditions, Indigo shall be allowed to comply with any conditions contained in the ruling or reasonable requests made by the Israeli Tax Commissioner in connection with its delivery of such ruling. Indigo filed its application for such ruling on January 2, 2002.

   Israeli Securities Authority. The exchange of Indigo Stock Options held by Israeli employees of Indigo, or its subsidiaries, for HP Stock Options will require the publication of a prospectus under the Israeli Securities Law, 1968 unless an exemption, pursuant to Section 15D of the Israeli Securities Law, 1968, from the requirements is given by the Israeli Securities Authority. Therefore, the receipt of such exemption is required under the Offer Agreement. HP has not yet applied for this exemption.

   A pre-ruling is also required under the Offer Agreement from the Israeli Securities Authority regarding the inapplicability of the requirement under the Israeli Securities Law, 1968, to publish a prospectus in respect of the Exchange Offer for Indigo Common Shares and the exchange of Company Warrants for New HP Warrants. HP filed the application for the pre-ruling on October 21, 2001 and received the requested pre-ruling on October 29, 2001.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit
  Number                                                 Description
  -------                                                -----------
(a)(1)(i)   Prospectus (incorporated by reference to the Prospectus (i) included as part of the Registration
            Statement on Form S-4 filed by Hewlett-Packard Company on November 20, 2001, as amended on
            January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on
            February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(a)(1)(ii)  Election Form/Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Hewlett-Packard
            Company's Registration Statement on Form S-4 on November 20, 2001, as amended on January 25,
            2002 and February 14, 2002).

(a)(2)(i)   Letter to Shareholders of Indigo N.V., dated February 21, 2002.*

(a)(2)(ii)  Opinion of Gleacher & Co., dated September 6, 2001 (included as Annex A hereto).*

(a)(2)(iii) Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001
            (incorporated by reference to Form 425 of Hewlett-Packard Company filed on September 7, 2001).

(a)(3)      Schedule 13E-3 (incorporated by reference to Schedule 13E-3 of Indigo N.V. and Hewlett-Packard
            Company filed on November 20, 2001, as amended on January 25, 2002 and February 21, 2002).

(e)(1)      Offer Agreement, dated September 6, 2001, as amended on February 13, 2002, by and between Hewlett-
            Packard Company and Indigo N.V. (incorporated by reference to Annex A to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on
            February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(2)      Form of Contingent Value Rights Agreement, by and between a subsidiary of Hewlett-Packard
            Company and J.P. Morgan Trust Company, National Association, as Trustee and J.P. Morgan Trust
            Company, National Association, as Depositary and Paying Agent (incorporated by reference to
            Annex B-1 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the
            Securities Act of 1933).

(e)(3)      Form of Corporate Guaranty by Hewlett-Packard Company (incorporated by reference to Annex B-2 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on
            Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and
            (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the
            Securities Act of 1933).

(e)(4)      Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
            Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
            Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V. (incorporated by reference to Exhibit 9 to the Amendment No. 2 to Schedule 13D of Hewlett-Packard Company filed on
            September 19, 2001).

(e)(5)      Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and the Oscar & Zlata Foundation (incorporated by reference to Annex C-2 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on
            February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(6)      Form of Tender Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
            Company and certain officers, directors and shareholders of Indigo N.V. (incorporated by reference to Exhibit 11 to the Amendment No. 2 to Schedule 13D of Hewlett-Packard Company filed on
            September 19, 2001).

Exhibit
Number                                             Description
-------                                            -----------

(e)(7)  Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and
        S-C Indigo C.V. (incorporated by reference to Exhibit 10 to the Amendment No. 2 to Schedule 13D
        of Hewlett-Packard Company filed on September 19, 2001).

(e)(8)  Voting Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and
        S-C Indigo C.V. (incorporated by reference to Exhibit 12 to the Amendment No. 2 to Schedule 13D
        of Hewlett-Packard Company filed on September 19, 2001).

(e)(9)  Form of Voting Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
        Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
        Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation N.V. and certain officers, directors and shareholders of Indigo N.V. (incorporated by reference to Exhibit 13 to the Amendment No. 2 to Schedule 13D of Hewlett-Packard Company filed on September 19, 2001).

(e)(10) Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and the Oscar & Zlata Foundation (incorporated by reference to Annex C-5 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(11) Form of Affiliate Agreement, dated as of September 6, 2001, by and between Hewlett-Packard
        Company and each of Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
        Corporation N.V., Toscal N.V., OZF LTD and Deering Corporation N.V. (incorporated by reference to Annex C-8 to the Prospectus (i) forming part of Hewlett-Packard Company's
        Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(12) Consulting Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and Benzion Landa.

(g)     None

ANNEX A OPINION OF GLEACHER & CO. LLC

--------
* included with the Statement mailed to shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      /s/  BENZION LANDA
                                               By: -----------------------------
                                                           Benzion Landa
                                                   Chairman and Chief Executive
                                                              Officer

Dated: February 21, 2002

                                                                        ANNEX A

                         OPINION OF GLEACHER & CO. LLC

September 6, 2001

Combined Board
Indigo N.V.
5 Limburglaan
6221 SH Maastricht
The Netherlands

Gentlemen:

   We understand that Indigo N.V. ("Indigo") and Hewlett-Packard Company ("HP") propose to enter into an offer agreement, dated as of September 6, 2001 (the "Offer Agreement"), pursuant to which, among other things, (A) HP or a subsidiary of HP shall, as promptly as practicable, commence an exchange offer (the "Offer") to acquire all of the outstanding common shares of Indigo, par value NLG 0.04 per share (the "Indigo Shares"), with each Indigo Share to be exchanged, at the election of the holder thereof, for either (i) the Fixed Offer Price (as defined below) or (ii) the Contingent Offer Price (as defined below) (collectively, the "Offer Consideration"), subject to the satisfaction or waiver of the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the Expiration Time (as defined in the Offer Agreement) and not withdrawn a number of Indigo Shares that, together with the Indigo Shares then owned by HP and its subsidiaries, represents at least ninety-five percent (95%) of the Outstanding Company Shares (as defined in the Offer Agreement) and certain other conditions as more fully set forth in the Offer Agreement, and (B) HP intends, simultaneously with or as soon as possible after the Closing (as defined in the Offer Agreement), to effectuate a corporate reorganization (the "Reorganization") of Indigo and its subsidiaries, which Reorganization may include, without limitation (i) the commencement of a compulsory acquisition by HP of Indigo Shares from any remaining minority holder thereof in accordance with Section 2:92a of the Dutch Civil Code (the "DCC"), (ii) the amendment of the Articles of Association of Indigo to permit the creation, among other things, of separate classes of shares, (iii) the distribution of an extraordinary dividend on the shares of Indigo or a particular class or classes of shares of Indigo, (iv) the sale and transfer by Indigo, or any of its subsidiaries, to HP, or any affiliates of HP, of all or a portion of the assets of Indigo or its subsidiaries, (v) the effectuation by Indigo and one or more Dutch subsidiaries of HP of a legal merger within the meaning of Section 2:309 of the DCC, (vi) the termination of the listing of the Indigo Shares on the Nasdaq National Market, (vii) the deregistration of the Indigo Shares under the Securities Exchange Act of 1934, as amended, and the cessation of Indigo's reporting obligations thereunder, or (viii) any one or more combinations of any of the foregoing actions; all of which shall be conducted in accordance with applicable laws and which, if HP determines in its sole discretion to implement any such Reorganization, will in any case result in the holders of Indigo Shares who do not exchange such shares in the Offer being offered or receiving in any such Reorganization consideration equivalent to the Fixed Offer Price (the Offer and Reorganization together, the "Acquisition Transactions"). The actual consideration received by each individual holder of Indigo Shares in the Acquisition Transactions will depend on the election made by such holder and other holders, on the application of proration and other provisions contained in the Offer Agreement, on the terms and conditions of the Offer itself, and upon the manner and method in which the Reorganization, if any, is accomplished. The terms and conditions of the Offer and any Reorganization are more fully set forth in the Offer Agreement, and are incorporated herein by reference.

   The "Fixed Offer Price" means that number of shares of common stock of HP, par value $0.01 per share (the "HP Common Stock"), computed as follows (rounded to the fourth decimal place): (i) if the average of the closing sales prices of the HP Common Stock on the NYSE for the twenty (20) consecutive trading days ending with the third trading day immediately preceding the Closing Time (as defined in the Offer Agreement) (the "Average HP Stock Price") is less than or equal to $23.68 and greater than or equal to $16.69, the Fixed Offer Price shall be equal to the quotient obtained by dividing $7.50 by the Average HP Stock Price, (ii) if the Average HP Stock Price is less than $16.69, the Fixed Offer Price shall be equal to 0.4494, and (iii) if the Average HP

Stock Price is greater than $23.68, the Fixed Offer Price shall be equal to
0.3167. The "Contingent Offer Price" means the Contingent Price Exchange Ratio (as defined below) plus one contingent value right entitling the holder to a receive a cash payment equal to: (a) if the Revenue (as defined below) during the three-year period commencing on the later of the first day of the first month subsequent to the Closing Time or February 1, 2002 (the "Measuring Period") is equal to or greater than $1.6 billion (the "Upper Limit"), $4.50;
(b) if the Revenue during the Measuring Period is equal to or less than $1.0 billion (the "Lower Limit"), $0; and (c) if the Revenue during the Measuring Period is less than the Upper Limit but greater than the Lower Limit, the dollar amount equal to the product of $4.50 and the quotient obtained by dividing (x) the number by which Revenue exceeds the Lower Limit by (y) $600 million. The "Contingent Price Exchange Ratio" means that number of shares of HP Common Stock computed as follows (rounded to the fourth decimal place): (i) if the Average HP Stock Price is less than or equal to $23.68 and greater than or equal to $16.69, the Contingent Price Exchange Ratio shall be equal to the quotient obtained by dividing $6.00 by the Average HP Stock Price, (ii) if the Average HP Stock Price is less than $16.69, the Contingent Price Exchange Ratio shall be equal to 0.3595, and (iii) if the Average HP Stock Price is greater than $23.68, the Contingent Price Exchange Ratio shall be equal to 0.2534. "Revenue" means the actual net revenue (to be based on U.S. generally accepted accounting principles, as applied by HP consistent with its financial Securities and Exchange Commission reporting practices as of the beginning of the Measuring Period) from the sale or lease of LEP Digital Press Products and Consumables, each term as defined in the contingent value rights agreement (the "CVR Agreement"), by HP and its affiliates during the Measuring Period plus the present value, as of the end of the Measuring Period, of remaining minimum contractually committed payments associated with LEP Digital Press Products placed during the Measuring Period under operating leases (as more fully described in the CVR Agreement). The terms and conditions of the Fixed Offer Price and Contingent Offer Price are more fully set forth in the Offer Agreement and the CVR Agreement, and are incorporated herein by reference.

   You have asked for our opinion as to whether the Offer Consideration is fair, from a financial point of view, to the holders of the Indigo Shares (other than HP and its affiliates).

   For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of Indigo and HP;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning Indigo prepared by the management of Indigo;

   (iii) analyzed certain financial forecasts prepared by the management of Indigo, which forecasts Indigo's management has represented to us are consistent with their best judgments as to the future financial performance of Indigo and are the best currently available forecasts with respect to such future financial performance of Indigo;

    (iv) discussed the past and current operations and financial condition and the prospects of Indigo with Indigo's management and other of its senior executives;

    (v) discussed the past and current operations and financial condition and the prospects of HP with senior executives of HP;

    (vi) reviewed the reported prices and historical trading activity of the Indigo Shares and the HP Common Stock;

   (vii) compared the financial performance of Indigo and HP and the reported prices and historical trading activity of the Indigo Shares and the HP Common Stock with that of certain other comparable publicly traded companies and their securities;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) reviewed a draft of the Offer Agreement and certain related documents; and

    (x) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial projections provided to us, with your consent, we have assumed that they have been reasonably prepared and are consistent with the best currently available estimates and judgments of Indigo's management as to the future financial performance of Indigo. We have not, with your permission, discussed with HP financial forecasts, with respect to HP, which were prepared by unaffiliated financial analysts, but we have assumed that such forecasts represent the best currently available estimates of the future financial performance of HP. Further, HP has not provided to us any internally prepared financial forecasts with respect to HP. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based, and, with respect to Indigo, we have relied upon the assurances of Indigo's management that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading. We have also assumed, based upon the information which has been provided to us and without assuming responsibility for independent verification therefor, that no material undisclosed liability exists with respect to Indigo or HP. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Indigo or HP or any of their subsidiaries, nor have we been furnished with any such valuations or appraisals. We have assumed that the Acquisition Transactions will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles and shall constitute a taxable transaction under the U.S. Internal Revenue Code of 1986, as amended. We have also assumed that the Acquisition Transactions will be consummated in accordance with the terms set forth in the Offer Agreement (which we assume will be substantially in the form of the draft that has been provided to us) and that all of the representations and warranties of the parties to the Offer Agreement are true, that the covenants of each party to the Offer Agreement will be fully complied with, and that all conditions to the Acquisition Transactions set forth in the Offer Agreement will be satisfied and not waived, in each case, in all respects material to our analysis. In addition, with your permission, we have not considered the effects of, either on the financial projections of HP or otherwise, nor have we analyzed, any recently announced transactions involving HP. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

   Our opinion addresses only the fairness, from a financial point of view, to the holders of Indigo Shares (other than HP and its affiliates) of the Offer Consideration, and we do not express any view as to any other term of the proposed Acquisition Transactions or other matters contemplated by the Offer Agreement. Our opinion does not address Indigo's underlying business decision to effect the transactions contemplated by the Offer Agreement, nor does it value the HP Common Stock.

   We have acted as financial advisor to the Combined Board of Indigo in connection with this transaction and will receive a financial advisory fee of $5,500,000 for our services, which will be paid only upon the consummation of the Offer. In addition, Indigo has agreed to indemnify us for certain liabilities arising out of our engagement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Combined Board of Indigo in connection with its consideration of the Offer and the transactions contemplated by the Offer Agreement and such opinion does not constitute a recommendation as to whether Indigo, or any holder of Indigo Shares, should elect to engage in any transaction contemplated by the Offer Agreement or exchange Indigo Shares in the Offer or what election any holder of Indigo Shares should make with respect to the Offer if such holder chooses to exchange Indigo Shares in the Offer.

   This letter is addressed to the Combined Board of Indigo, and may not be reproduced, disseminated, quoted, used or referred to at any time, in any manner or for any purpose, nor shall any public references to Gleacher & Co. be made by or on behalf of Indigo, in each case without the prior written consent of Gleacher & Co., except that this opinion may be included in its entirety in any filing relating to the Acquisition Transactions made by Indigo with the U.S. Securities and Exchange Commission.

   Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Indigo Shares (other than HP and its affiliates).

                                          Very truly yours,

                                          GLEACHER & CO. LLC

                                          By:         /s/  JOHN E. HUWILER
                                             __________________________________
                                                      John E. Huwiler
                                                     Managing Director

                                 EXHIBIT INDEX

  Exhibit
  Number                                               Description
  -------                                              -----------
(a)(1)(i)   Prospectus (incorporated by reference to the Prospectus (i) included as part of the Registration
            Statement on Form S-4 filed by Hewlett-Packard Company on November 20, 2001, as amended on
            January 25, 2002 and February 14, 2002 and (ii) as filed by Hewlett-Packard Company on
            February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(a)(1)(ii)  Election Form/Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Hewlett-Packard
            Company's Registration Statement on Form S-4 on November 20, 2001, as amended on January 25,
            2002 and February 14, 2002).

(a)(2)(i)   Letter to Shareholders of Indigo N.V., dated February 21, 2002.*

(a)(2)(ii)  Opinion of Gleacher & Co., dated September 6, 2001 (included as Annex A hereto).*

(a)(2)(iii) Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001
            (incorporated by reference to Form 425 of Hewlett-Packard Company filed on September 7, 2001).

(a)(3)      Schedule 13E-3 (incorporated by reference to Schedule 13E-3 of Indigo N.V. and Hewlett-Packard
            Company filed on November 20, 2001, as amended on January 25, 2002 and February 21, 2002).

(e)(1)      Offer Agreement, dated September 6, 2001, as amended on February 13, 2002, by and between
            Hewlett-Packard Company and Indigo N.V. (incorporated by reference to Annex A to the Prospectus
            (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on
            November 20, 2001, as amended on January 25, 2002 and February 14, 2002 (ii) as filed by Hewlett-
            Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(2)      Form of Contingent Value Rights Agreement, by and between a subsidiary of Hewlett-Packard
            Company and J.P. Morgan Trust Company, National Association, as Trustee and J.P. Morgan Trust
            Company, National Association, as Depositary and Paying Agent (incorporated by reference to
            Annex B-1 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002
            (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the
            Securities Act of 1933).

(e)(3)      Form of Corporate Guaranty by Hewlett-Packard Company (incorporated by reference to Annex B-2 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form
            S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of
            1933).

(e)(4)      Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
            Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
            Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V. (incorporated by reference to Exhibit 9 to the Amendment No. 2 to Schedule 13D of Hewlett-Packard Company filed on
            September 19, 2001).

(e)(5)      Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard
            Company and the Oscar & Zlata Foundation (incorporated by reference to Annex C-2 to the
            Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 (ii) as filed by
            Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of
            1933).

Exhibit
Number                                                Description
-------                                               -----------

(e)(6)  Form of Tender Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and certain officers, directors and shareholders of Indigo N.V. (incorporated by reference to Exhibit 11 to the Amendment No. 2 to Schedule 13D of Hewlett-Packard Company filed on September 19, 2001).

(e)(7)  Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C
        Indigo C.V. (incorporated by reference to Exhibit 10 to the Amendment No.2 to Schedule 13D of
        Hewlett-Packard Company filed on September 19, 2001).

(e)(8)  Voting Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C
        Indigo C.V. (incorporated by reference to Exhibit 12 to the Amendment No. 2 to Schedule 13D of
        Hewlett-Packard Company filed on September 19, 2001).

(e)(9)  Form of Voting Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V.,
        Toscal N.V., OZF Ltd., Deering Corporation N.V. and certain officers, directors and shareholders of
        Indigo N.V. (incorporated by reference to Exhibit 13 to the Amendment No. 2 to Schedule 13D of
        Hewlett-Packard Company filed on September 19, 2001).

(e)(10) Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and the
        Oscar & Zlata Foundation (incorporated by reference to Annex C-5 to the Prospectus (i) forming part of
        Hewlett-Packard Company's Registration Statement on Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 (ii) as filed by Hewlett-Packard Company on
        February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(11) Form of Affiliate Agreement, dated as of September 6, 2001, by and between Hewlett-Packard
        Company and each of Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
        Corporation N.V., Toscal N.V., OZF LTD and Deering Corporation N.V. (incorporated by reference to
        Annex C-8 to the Prospectus (i) forming part of Hewlett-Packard Company's Registration Statement on
        Form S-4 filed on November 20, 2001, as amended on January 25, 2002 and February 14, 2002 (ii) as filed by Hewlett-Packard Company on February 21, 2002 pursuant to Rule 424 under the Securities Act of 1933).

(e)(12) Consulting Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and
        Benzion Landa.

(g)     None

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* included with the Statement mailed to shareholders.